MINE DEVELOPMENT ASSOCIATES
MINE ENGINEERING SERVICES

Technical Report
Gold Pick and Gold Ridge North Deposits,
Eureka County, Nevada

Prepared for

QUITO GOLD CORPORATION
A wholly owned subsidiary of White Knight Resources Ltd.

Effective Date: December 31, 2005
Completion Date: April 3, 2006

Neil Prenn, P. Eng.
Peter Ronning, P. Eng.

775-856-5700

210 South Rock Blvd.
Reno, Nevada 89502
FAX: 775-856-6053

775-856-5700

210 South Rock Blvd.
Reno, Nevada 89502
FAX: 775-856-6053

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LIST OF TABLES

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LIST OF FIGURES

LIST OF APPENDICES

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MINE DEVELOPMENT ASSOCIATES
MINE ENGINEERING SERVICES

1.0      SUMMARY

Quito Gold Corporation (Quito) engaged Mine Development Associates (MDA) to undertake an independent due diligence review of Quito’s Gold Pick and Gold Ridge North Projects (collectively, the Gold Pick Project), and to review resource and reserve estimates prepared by earlier workers on the project. The earlier workers included MDA (Prenn, 1995). MDA completed the work required to bring the 1994 resource estimate by Tschabrun to be compliant with Canadian National Instrument requirements. MDA’s review is documented in the present report as required under the terms of the national instrument.

The project area is located in the southern Roberts Mountains in Eureka County, Nevada, approximately 30 miles northwest of the county seat, the town of Eureka. The area is characterized as high mountain desert with cold winters and warm summers. Project elevations range from above 7,000 feet (2,100 meters) to 9,063 feet (2,760 meters).

Quito holds 89 unpatented mining claims in the area surrounding the Gold Pick and Gold Ridge deposits. Quito staked the claims and they are not subject to any third party agreements. They cover an area of approximately 1,596 acres (646 hectares). In addition to the unpatented claims, Quito holds 8 patented claims covering approximately 154 acres (62 hectares). The patented claims cover most of the Gold Pick and Gold Ridge North deposits.

The Gold Pick and Gold Ridge deposits were mined in the late 1980’s and early 1990’s by Atlas Gold Corporation1 (Atlas). Material from these deposits was processed at Atlas’ nearby Gold Bar mill, about 10 miles from the Gold Pick deposit. That mill still exists, largely intact, though it has been inactive since the mid-1990’s. The Gold Pick deposit produced approximately 97,000 ounces of gold from approximately 1.4 million tons of ore mined. Production from the Gold Ridge deposit came only in part from the area now controlled by Quito Gold.

Mining ended at Gold Pick in very early 1994. During 1994 and 1995, several iterations of resource and reserve estimates, for the material remaining in the Gold Pick and Gold Ridge North deposits, were produced. Studies in late 1995 suggested that, at then-current costs and gold prices, mining the deposits

_________________________________
1 In the available reports, Atlas’ corporate name takes several forms, including “Atlas Gold Corporation”, “Atlas Precious Metals Inc.”, “Atlas Corporation”, “Atlas Gold Mining Inc.” and others. MDA simply uses “Atlas” in this report, except when quoting from another source.

775-856-5700

210 South Rock Blvd.
Reno, Nevada 89502
FAX: 775-856-6053

Technical Report, Gold Pick Project Quito Gold Corporation	Page 2

and processing material through the Gold Bar mill might be feasible. Atlas did not succeed in resuming production. Between 1995 and 2001 Atlas entered into several joint ventures with third parties to do exploration on various parts of Atlas’ holdings. None of the joint ventures went to completion. Atlas filed for bankruptcy in September 1998, due to other property liabilities. After the end of the last joint venture effort in 2001 Atlas’ unpatented claims were allowed to lapse. The 8 patented claims now held by Quito were part of Atlas’ original landholdings.

In November of 2005 the Bureau of Land Management (BLM) was doing reclamation work on the tailings and waste rock left behind by Atlas’ operations. This work was funded by bonds that had been put in place by Atlas during its period of operations. Quito Gold believes that, once the BLM’s reclamation work is completed, there will be no lingering environmental liabilities that would affect Quito’s ability to explore and, if exploration were to be successful, exploit the Gold Pick and Gold Ridge North deposits.

The Gold Pick Project has good connections to the infrastructure of northern Nevada, with public roads linking to a good haul road that connects the Gold Bar mill to the deposit area.

1.1      Geology

Central Nevada is underlain by complexly interleaved pre-Tertiary sedimentary and volcanic rocks that are overlain by Tertiary volcanic rocks and sediments. East-directed compressional thrusting dominated the pre-Tertiary structural history. During the Tertiary, extensional tectonics produced the modern basin and range physiography.

Gold Pick and Gold Ridge are in the Roberts Mountains. During the early Paleozoic, the Roberts Mountains area was located along the western continental margin of North America (French et al. 1995). A wedge of sedimentary rocks was developed across the continental shelf and slope. Tectonic activity during the Antler Orogeny resulted in large-scale thrusting of deep water western assemblage siliciclastic rocks over time equivalent or younger eastern assemblage carbonates along the Roberts Mountain thrust (Roberts et al., 1967, cited in French et al., 1995). The thrust formed an emergent highland to the west of the project area and shed clastic rocks eastward, forming coarse clastic "overlap" assemblages (ibid.). The Tertiary volcanism in and near the southern Roberts Mountains is similar to the earliest Cenozoic volcanism found throughout north-central Nevada (McKee and Noble, 1986, cited in French et al., 1995).

The Gold Pick and Gold Ridge deposits are located in the southern portion of the Battle Mountain-Eureka Trend (BMET), a 125 mile long structural zone containing numerous gold deposits. The BMET cross-cuts the Tertiary north-northeast-trending structural fabric of the Basin and Range physiographic province. The coincidence of this structural zone with intrusive rocks and regional geophysical discontinuities suggests that mineralization associated with this trend is located along a major crustal break. The Miocene-age Northern Nevada Rift lies just east of the trend and extends from just south of

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Gold Bar to the Oregon border (Roberts, 1960). The rift is characterized by mafic dike swarms and coeval flows.

The geology of the district surrounding the Gold Pick Project is characterized by two structural blocks separated by the Roberts Mountain Thrust Fault, a major regional structure. Late Devonian-Early Mississippian compression during the Antler Orogeny thrust deep water sediments eastward onto the shelf carbonates along the Roberts Mountain Thrust. Younger (post-Permian) thrusting or gravity sliding locally reversed the sequence, placing lower plate rocks on top of upper plate rocks. Tertiary extension has resulted in the complex basin and range block faulting that define the range today.

The rocks of the upper allochthonous plate are composed of a highly deformed package of siliceous clastic rocks and minor carbonate rocks. These Ordovician to upper Devonian rocks are relatively deep water sediments deposited on the continental slope and abyssal plain of a passive continental margin. In the Roberts Mountains geologists have generally combined these rocks into a single unit, the Vinini Formation.

The lower plate autochthon consists of a 2,500 ft. to 3,300 ft. (Mineral Resources Development Inc., 1995) section of Silurian to upper Devonian limestones and dolomites deposited on the continental shelf, generally in shallow water environments. Within the lower plate rocks, two stratigraphic units are particularly important as hosts for mineralization, the Bartine Member of the McColley Canyon Formation and “Unit 2” of the upper Denay Limestone (French et al., 1995).

At Gold Pick and Gold Ridge the gold mineralization is within the Bartine Member of the McColley Canyon Formation. The Bartine Member is characterized by fossiliferous wackestone and packstone 250 ft. to 380 ft. thick. Minor amounts of mineralization are also found in the underlying dolomitic limestone of the Kobeh Member in and around major "feeder" structures (French et al., 1995).

The district surrounding the project is characterized by complexly faulted exposures of lower-plate carbonate rocks. It exhibits a braided, "horse tail" pattern of prominent north-northwest-trending, high angle, right lateral strike slip faults, which juxtapose rocks in the lower plate of the Roberts Mountain Thrust against themselves, and against upper-plate rocks. This large area of exposure of lower-plate rocks, in aggregate, occupies a window through upper-plate rocks. The Gold Pick and Gold Ridge deposits are in fault blocks bounded by north-northwest trending faults.

The high angle faults influence mineralization on a district scale in the Roberts Mountains. Such structures directly control mineralization at the Gold Bar Deposit2, whereas they influence a broad pattern of mineralization at the Gold Pick and Gold Ridge Deposits (Atlas Corporation, 1999). At a deposit scale, other structural trends can control mineralization in the sub-district. There are clearly northeast-trending "feeder" structures at Gold Canyon and Goldstone and east-northeast-trending structural controls at Gold Pick (ibid.).

_________________________________
2 Quito Gold does not own or control the Gold Bar deposit.

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All of the mineralization found to date at Gold Pick and Gold Ridge occurs as sediment-hosted, “Carlin Type” gold deposits. The deposits are hosted in carbonate-rich sedimentary rocks and are characterized by micron size gold and a distinct hydrothermal alteration suite. The primary controls on the location and style of mineralization are structural preparation and host stratigraphy.

Mineralization in the district is closely related to decalcification (Broili et al., 1988, cited in French et al., 1995) and to a lesser extent with silicification along high angle structures. Carbon is commonly re-mobilized (Atlas Corporation, 1999). Calcite veins are typically found in the vicinity of mineralization.

Decalcification is the result of progressive dissolution of the limestone host rock. Decalcified limestones generally become soft and “punky” and do not crop out, and often have a thick soil cover. The decalcified rock can be either carbonaceous or oxidized. The more intensely decalcified zones in the mineralized bodies correlate well with higher grades. The presence of realgar and orpiment also correlate with higher grades. The mineralization and alteration assemblages are characteristically enriched in the trace elements silver, antimony, arsenic, mercury, thallium and locally barium.

Structural jasperoids in the "feeder" zones contain lower gold grades than does the mineralization in the decalcified limestone, commonly less than 2.05 g Au/t (0.06 oz Au/t).

Most of the exploration-derived information in this report is based on the work by Atlas in the 1980’s and 1990’s. Their work included geological mapping and geochemical exploration using several sample media. The most important aspect of Atlas’ work was reverse circulation (RC) drilling3, employed for exploration, development and deposit delineation. A small number of holes were drilled using coring equipment.

For the purpose of this report, MDA reviewed a database containing records for more than 1,200 RC or core drill holes and more than 110,000 analyses. The same database was used for estimating resources in the period 1994 to 1995. MDA concluded that the database is sufficient to support a resource estimate, though there is a paucity of quality control and quality assurance data.

1.2      Resource Estimate.

During the two-year period of 1994 through 1995, after mining had ceased at the Gold Pick and Gold Ridge deposits, Atlas used the services of a number of consultants to prepare and review estimates of the available resources in the Gold Pick and Gold Ridge North deposits, and the reserves that could be derived from those resources using economic parameters appropriate for the time. None of the reserve estimates are now current.

_________________________________
3 Reverse circulation drills bring the material they are cutting to the surface as a continuous stream of chips, usually sub-centimeter size. Core drills bring a solid stream of rock to the surface.

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The resource estimate was completed by Don Tschabrun and audited by Mine Reserve Associates (MRA) during 1994. This estimate was done to high professional standards using methods similar to those that would be used for a modern resource estimate, but was not completed to NI 43-101 standards at the time of the estimate. To bring the estimate in compliance with NI 43-101 standards MDA completed a rigorous check of the data used in the estimate and the data integrity. Though the quality control and quality assurance data reviewed by MDA are fewer and less rigorous than is desirable, this deficiency is mitigated to a considerable degree by the fact that those involved in the resource estimates had the benefit of Atlas’ experience and knowledge gained from mining parts of the deposits that were being estimated. In addition, the mineralized outlines were reviewed in detail during MDA’s prior work on the project.

The 1994 Tschabrun resource estimate did not make a distinction between Measured and Indicated resources. MDA suggests that the Tschabrun resources of August 1994 for Gold Pick and Gold Ridge North, though not compliant with CIM (2000) and NI 43-101 as they were originally stated, are equivalent to Indicated Resources.

Table 1.1 Gold Pick Indicated Resources (after Tschabrun, 1994)

		Gold Pick Deposit			Gold Ridge North Deposit			Totals
Mineralization Type	Cutoff Grade oz Au/t	Tons 000's	Grade oz Au/t	Ounces Au 000's	Tons 000's	Grade oz Au/t	Ounces Au 000's	Tons 000's	Grade oz Au/t	Ounces Au 000's
Oxide Carbonaceous	0.01 0.01	4,738 1,954	0.039 0.049	184.8 95.7	1,108 74	0.034 0.037	37.7 2.7	5,846 2,028	0.038 0.049	222.5 98.4
Totals	0.01	6,692	0.042	280.5	1,182	0.034	40.4	7,874	0.041	320.9

Note, however, that a later reserve estimate of November 1995 incorporated a dozen new drill holes that had not existed at the time of the 1994 estimate presented in Table 1.1. Resources were never tabulated for the 1995 estimate. Note also that the historic reserve estimates done after August of 1994 all used higher cutoff grades than the 0.010 oz Au/t cutoff that appears in Table 1.1.

1.3      Recommendations

Recommendations focus on two areas; continued exploration of the Gold Pick deposit, and work to improve and verify the database used for resource estimation.

All dollar figures are in United States funds.

1.	Continue the exploration of the Gold Pick Project, including the following:
a.

Obtain the old geochemical and geological surface exploration data, select the components that are still useful, and compile the data into a digital format to be used in GIS and geological modeling software. Integrate this with the extensive drill hole database. A reasonable cost estimate would be in the order of $25,000.

Technical Report, Gold Pick Project Quito Gold Corporation	Page 6

	b.	With the aid of the data compiled in (a) continue to select and explore drill targets. A budget of $500,000 to be spent over two years is reasonable.

2.	Improve and verify the drill hole database incorporating the following steps:
	a.	Incorporate more of the data that probably already exists into the database. Such data may include:
		i.	More details as to analytical techniques that Atlas used to measure the gold grades, particularly those of the check samples.
		ii.	Information as to what material was used for the check sampling.
		iii.	Information as to any standards or blanks that Atlas may have inserted into the sample sequences.
		iv.	Checking original survey data and using it to verify drill hole collar locations.
This work should cost in the order of $20,000.
b.

Select approximately 10 influential drill holes from the Atlas drill hole database and drill new holes as close as possible to the old collars, at the same orientations as the old holes.These would have the purpose of checking the original drill results, prior to doing a new resource estimate. Assuming approximately 7,000 feet of drilling, this would cost in the order of $175,000. This step need only be taken if the exploration in item (1) shows that there is potential to develop a resource that meets Quito Gold’s corporate objectives.

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2.0      INTRODUCTION AND TERMS OF REFERENCE

2.1      Terms of Reference

Quito Gold Corporation (Quito) engaged Mine Development Associates (MDA) to undertake an independent due diligence review of Quito’s Gold Pick and Gold Ridge Projects (collectively, the Gold Pick Project), and to review resource and reserve estimates prepared by earlier workers on the project. The earlier workers included MDA (Prenn, 1995). MDA’s review is documented in the present report as required under the terms of Canadian National Instrument 43-101.

The information in this report that relates to exploration work and the state of geological knowledge is current as of December 30, 2005, the “effective date”. The report was completed in March of 2006.

2.2      Purpose of Report

The purpose of this report is to provide Quito and its investors with a summary of the Gold Pick Project and a review of the estimates of the gold resource that exist on the property, including an independent opinion as to the technical merits of the project and the appropriate manner of conducting the forthcoming stages of exploration. It is intended that this report may be submitted to those Canadian stock exchanges and regulatory agencies that may require it. It is further intended that Quito may use it for any lawful purpose to which it is suited. This is a technical report. Nevertheless, it is expected that persons without technical training and experience in mineral exploration will have occasion to read it. The report is written in plain language to the extent possible, and explanations are provided for many technical terms or jargon.

2.3      Qualified Persons

The report was prepared by Peter Ronning, Professional Engineer, and Neil Prenn, Registered Professional Engineer. Mr. Prenn and Mr. Ronning are Qualified Persons under Canadian Securities Administrators’ National Instrument 43-101, with respect to the Gold Pick Project. There is no affiliation between MDA, Mr. Ronning, Mr. Prenn and Quito except that of independent consultant/client relationships.

2.4      Sources of Information

A list of the information sources that MDA reviewed in preparing this report is to be found as a bibliography at the end of the report. Those sources include documents obtained from the files of Quito Gold, some drill hole data in digital form, plus a number of public domain sources. Most of the data in Quito’s possession was generated by Atlas Gold Corporation (Atlas) in the late 1980’s and 1990’s. The data were recently purchased by Quito. In addition to printed material, the authors had conversations

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with professional employees and consultants of Quito, both in the field and at MDA’s office in Reno, Nevada. Sources are acknowledged where used in the text of the report.

2.5      Corporate Relationships

The patented and unpatented mining claims that comprise the Gold Pick Project are owned by Quito Gold Corporation. Quito Gold is a Nevada corporation, having its offices at 121 Woodland Ave., Suite 140, Reno, Nevada 89523, USA.. It is a 100% owned subsidiary of White Knight Gold (U.S.) Inc., a Delaware corporation having its operating business office at the same address as Quito Gold.

White Knight Gold (U.S.) Inc., in its turn, is a wholly owned subsidiary of White Knight Resources Inc., a British Columbia corporation with offices at Suite 922, 510 West Hastings Street, Vancouver, B.C., Canada, V6B 1L8. The Gold Pick Project is managed by White Knight Gold (U.S.) Inc.

2.6       Personal Inspection by the Authors

Ronning visited the Gold Pick pit and some roadside outcrops on November 30th, 2005, accompanied by a representative of Quito Gold. A recent snowfall made it impossible to see most outcrops not exposed in the steep pit wall or road cuts. The snow also made it impossible to reach the Gold Ridge North area with reasonable effort. Despite the limited access, the ample evidence of mining in the recent past, and visible mineralization in the pit walls, left Ronning with confidence that the project is as described in this report. During the course of the visit Ronning collected four rock samples. Prenn visited the property in connection with pit design work MDA completed for Atlas during 1995.

2.7       Units of Measure

Most of the information in this report is derived from work done in the 1980’s and early 1990’s. The units of measure employed were those in common use in the United States. US survey feet and miles were used as units of distance, and geographic locations were given in a modified version of Nevada State Plane Eastern Zone coordinates. The modified State Plane system is described in Appendix C. Ounces, pounds and short tons were used as units of weight.

Quito intends to keep the extensive historical database in the coordinate system and units in which it was originally compiled. Some of Quito’s recent work and maps use the UTM coordinate system, based on the North American Datum of 1927 (NAD27). In the present report, data and maps, for the most part, are presented using the units employed by the original workers and authors. Where the units of measure are determined by regulation, such as in the sizes of mineral claims, those units are used in this report. Where the authors believe it adds to comprehensibility, metric units are shown beside the original units, in parentheses.

Analyses have for the most part been left in the units in which they were originally reported. As a result, parts per million (ppm), parts per billion (ppb) and ounces of gold or silver per ton (oz Au/ton, oz Ag/ton) all may appear in this report.

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All dollar figures in this report are in United States dollars.

Some conversion factors are:

Linear Measure
1 inch (in.)	=	2.54 centimeters
1 foot (ft)	=	0.3048 meter
1 yard (yd)	=	0.9144 meter
1 mile (mi)	=	1.6093 kilometers

Area Measure
1 acre	=	0.4047 hectare
1 square mile	=	640 acres	= 259 hectares

Weight
1 short ton	=	2000 pounds	=	0.9072 tonne (metric ton)
1 pound	=	16 oz	=	0.454 kg	= 14.583 troy ounces

Analytical Values

	percent	grams per	troy ounces per
		metric tonne	short ton
1%	1%	10,000	291.667
1 gm/tonne (g/t)	0.0001%	1	0.0291667
1 ppm	0.0001%	1	0.0291667
1 ppb	0.0000001%	0.001	0.0000291667
1 oz troy/short ton	0.003429%	34.2857	1

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3.0      RELIANCE ON OTHER EXPERTS

MDA has relied almost entirely on data and information derived from work done by Quito and its predecessor operators of the Gold Pick Project. In particular, the majority of project-specific information used in this report comes from work by Atlas in the 1980’s and early 1990’s. Quito purchased pertinent information from Atlas, and advises MDA that Quito has the right to make that information public.

Both of the authors, Ronning and Prenn, have visited the property. Ronning collected enough samples to verify that mineralization of the character described exists, and verified that the geology as seen in the field is consistent with the geology described herein. Nevertheless, the authors have made extensive use of information contained in geological reports prepared by other geoscientists, as listed in Section 21. Sources of information are acknowledged throughout the text, where the information is used. None of the reports cited contain authors’ certificates. MDA has not determined, nor is it practical for MDA to determine, who if anyone amongst the authors of the reports cited may be a Qualified Person as defined in NI 43-101.

Quito provided MDA with copies of documentation regarding the status of the mineral rights that comprise the Gold Pick Property. While the present authors are generally knowledgeable concerning mineral rights in Nevada, they are not “Qualified Persons” for assessing the validity of the mining claims, the contractual rights of Quito, and other legal matters relating to the mineral rights. MDA believes that the mineral rights held by Quito at Gold Pick are as stated in this report, but this is not a professional opinion. Readers requiring assurance on such legal matters should consult qualified experts.

The present authors are not Qualified Persons with respect to environmental science. Discussions of environmental matters in this report are not professional opinions. Readers requiring assurance on environmental matters should consult qualified experts.

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4.0      PROPERTY DESCRIPTION AND LOCATION

This discussion of Quito’s property holdings at the Gold Pick Project refers to certain legal issues and proceedings. The authors are not qualified persons with respect to legal matters. MDA believes that Quito’s property holdings are as stated herein, but this is not a professional opinion.

4.1       Property Location

According to Atlas’ 1999 “Gold Bar Review”, the project area is located in the southern Roberts Mountains in Eureka County, Nevada, approximately 30 miles northwest of the county seat, the town of Eureka (Figure 1). The approximate geographic center of the claim block is at latitude 39°48’ North, longitude 116°20’30” West. Figure 4.1 illustrates the location.

The project area is characterized as high mountain desert with cold winters and warm summers. Project elevations range from above 7,000 feet (2,100 meters) to 9,063 feet (2,760 meters).

4.2       The Quito Unpatented Claims

Quito holds 89 unpatented mining claims in the area surrounding the Gold Pick and Gold Ridge deposits. Quito staked the claims and they are not subject to any third party agreements. They cover an area of approximately 1,596 acres (646 hectares). The claims are listed in Table 4.1 and illustrated in Figure 4.2. That figure is derived from an AutoCAD drawing prepared by Quito. The stakers placed the claim monuments in the field using a hand-held GPS, without differential corrections.

4.3       The Patented Claims

At the time Atlas’ operations in the Gold Pick area ceased, that company had applied to have some of its claims patented, and the applications were pending. Some of the patent applications were subsequently approved, but Atlas did not actively occupy the newly patented claims. Quito applied for and was granted a “Quiet Title” judgment that allows Quito to occupy and claim title to the patented claims. There are 8 patented claims covering approximately 154 acres (62 hectares). The patented claims are listed in Table 4.2 and illustrated in Figure 4.2.

Quito provided MDA with copies of the patent letters issued to Atlas Gold Mining Inc., dated April 10th 2001 and signed by the Secretary of the Interior. The patent letters describe the claims listed in Table 4.2.

MDA also reviewed a copy of a “Quiet Title” judgment dated April 2nd, 2004, issued by the Seventh Judicial District Court of the State of Nevada. In that judgment, the court adjudged the plaintiff Quito Gold Corporation to be the sole and exclusive owner of the patented claims listed in Table 4.2. Atlas had declined to contest Quito’s application to obtain the Quiet Title judgment.

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Part of the patenting process involves a legal survey of the claims to be patented.

4.4       Property Summary

The area covered by the Pick, Pik, Sno and WI claims is about 1,750 acres (708 hectares).

Throughout the remainder of this report, any references to the “Gold Pick Project”, the “Gold Pick property”, or the “Gold Pick claims” refer to the Pick, Pik, Sno and WI claims of Quito listed in Table 4.1 and Table 4.2, or the exploration project based on those claims. Wherever references are made to other claims owned by Quito, its parent White Knight Resources, or third parties, which are not part of the Gold Pick Project, the distinction is explicitly stated.

Most of the Gold Pick deposit, both mined and un-mined, is on the Gold Pick claims. Part of the Gold Ridge deposit, mined and un-mined, is on the claims. All of what was the Goldstone Deposit, now mostly mined out, is on the claims. Parts of the waste rock piles for all of the deposits mentioned are on the Gold Pick claims.

4.5       Claim Maintenance Fees for 2005 – 2006

On federal lands in Nevada, holders of unpatented mining claims pay annual rental fees to the federal government, in lieu of the performance of annual assessment work. The fees are $125 per claim, and they are due annually on September 1st. They are collected by the Bureau of Land Management. The amount of the fees may vary from time to time by legislation or regulation.

Quito Gold provided MDA with a fax copy of a letter to the BLM dated August 19, 2005. The letter was delivered to the BLM office in Reno Nevada by hand, and is stamped as received on August 19, 2005.

The letter states that checks to cover the annual rental fees are enclosed. An attached list of claims, also stamped as received by the BLM on August 19, 2005, includes, amongst others, the claims listed in Table 4.1, excepting the claims Pik 9A and Pik 11A. Those latter two claims were staked recently and had not been filed with the BLM and Eureka County at the time this report was written.

4.6       Fees Due to Eureka County

In addition to annual rental fees as described above, the holders of unpatented mining claims must annually file a notice of intent to hold a mining claim, with the county in which the claim is situated; Eureka County in the case of the Gold Pick claims. In January 2006 the Eureka County web site at http://www.co.eureka.nv.us/audit/auditor02.htm listed the following fees for mining claims:

  Proof of Labor (one claim) $4.00 +$8.50 per Claim
  Notice of Intent to hold (one claim) $4.00 +$8.50 per Claim

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Quito Gold provided MDA with a copy of a “Notice of Intention to Pay Annual Rental Payments for 2006 in Lieu of Assessment Work and Notice of Intent to Hold the Unpatented Mining Claims”. The notice is stamped as received by Eureka County recorder’s office on Oct 25th, 2005. A fee of $777.50 was submitted with the notice, being $4.00 plus $8.50 per claim for 91 claims. Two of the claims were later dropped (Pik 10 & Pik 12) bringing the total to the current total of 89 unpatented claims. An attached list of claims, also stamped as received by the BLM on August 19, 2005, includes, amongst others, the claims listed in Table 4.1, excepting the claims Pik 9A and Pik 11A. Those latter two claims were staked recently and have not been filed with the BLM and Eureka County.

Table 4.1 Summary List of Unpatented Claims

Claim Name	BLM Serial No.	County	Book	Page
Pik 1	902252	Eureka	417	167
Pik 2	902253	Eureka	417	168
Pik 3	902254	Eureka	417	169
Pik 4	902255	Eureka	417	170
Pik 5	902256	Eureka	417	171
Pik 6	902257	Eureka	417	172
Pik 7	902258	Eureka	417	173
Pik 8	902259	Eureka	417	174
Pik 9A	filing pending	Eureka	n/a	n/a
Pik 11A	filing pending	Eureka	n/a	n/a
Pik 15	902264	Eureka	417	179
Pik 16	902265	Eureka	417	180
Pik 17	902266	Eureka	417	181
Pik 18	902267	Eureka	417	182
Pik 19	902268	Eureka	417	183
Pik 20	902269	Eureka	417	184
Pik 21	902270	Eureka	417	185
Pik 22	902271	Eureka	417	186
Pik 23	902272	Eureka	417	187
Pik 24	902273	Eureka	417	188
Pik 25	902274	Eureka	417	189
Pik 26	902275	Eureka	417	190
Pik 27	902276	Eureka	417	191
Pik 28	902277	Eureka	417	192
Pik 29	902278	Eureka	417	193
Pick 6	851753	Eureka	373	338
Pick 7	830509	Eureka	348	293
Sno 1	865176	Eureka	378	175
Sno 2	865177	Eureka	378	176
Sno 3	865178	Eureka	378	177

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Claim Name	BLM Serial No.	County	Book	Page
Sno 4	865179	Eureka	378	178
Sno 5	865180	Eureka	378	179
Sno 6	865181	Eureka	378	180
Sno 7	865182	Eureka	378	181
Sno 8	865183	Eureka	378	182
Sno 9	865184	Eureka	378	183
Sno 10	865185	Eureka	378	184
Sno 11	865185	Eureka	373	185
Sno 12	865187	Eureka	378	186
Sno 13	865188	Eureka	378	187
Sno 14	865189	Eureka	378	188
Sno 15	865190	Eureka	378	189
Sno 16	865191	Eureka	378	190
Sno 17	865192	Eureka	378	191
Sno 18	865193	Eureka	378	192
Sno 19	865194	Eureka	378	193
Sno 20	865195	Eureka	378	194
Sno 21	865196	Eureka	378	195
Sno 22	865197	Eureka	378	196
Sno 23	865198	Eureka	378	197
Sno 24	865199	Eureka	378	198
Sno 25	865200	Eureka	378	199
Sno 26	865201	Eureka	378	200
Sno 27	865202	Eureka	378	201
Sno 28	865203	Eureka	378	202
Sno 29	865204	Eureka	378	203
Sno 30	865205	Eureka	378	204
Sno 31	865206	Eureka	378	205
Sno 32	865207	Eureka	373	205
Sno 33	865208	Eureka	378	207
Sno 34	865209	Eureka	378	203
Sno 35	865210	Eureka	378	209
Sno 36	865211	Eureka	378	210
Sno 37	865212	Eureka	378	211
Sno 38	865213	Eureka	378	212
Sno 39	865214	Eureka	378	213
Sno 40	855215	Eureka	378	214
Sno 41	865216	Eureka	378	215
Sno 42	855217	Eureka	378	216
Sno 43	865218	Eureka	378	217

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Claim Name	BLM Serial No.	County	Book	Page
Sno 44	902467	Eureka	417	148
Sno 45	902468	Eureka	417	149
Sno 46	902469	Eureka	417	150
Sno 47	902470	Eureka	417	151
Sno 48	902471	Eureka	417	152
Sno 49	902472	Eureka	417	153
Sno 50	902473	Eureka	417	154
Sno 51	902474	Eureka	417	155
Sno 52	902475	Eureka	417	156
Sno 53	902476	Eureka	417	157
Sno 54	902477	Eureka	417	158
Sno 55	902478	Eureka	417	159
Sno 56	902479	Eureka	417	160
Sno 57	902480	Eureka	417	161
Sno 58	902481	Eureka	417	162
Sno 59	902482	Eureka	417	163
Sno 60	902483	Eureka	417	164
Sno 61	902484	Eureka	417	165
Sno 62	902485	Eureka	417	166
Total Number of Unpatented Claims				89
Notes:	MDA prepared this table using information provided by Quito gold. MDA has not done any independent verification of the information this table contains.

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Table 4.2 Summary List of Patented Claims

Claim Name	Mineral Survey Number	Patent Number
WI 64	5042	27-2001-0047
WI 66	5042	27-2001-0047
WI 111	5043	27-2001-0048
WI 112	5043	27-2001-0048
WI 113	5043	27-2001-0048
WI 114	5043	27-2001-0048
WI 115	5043	27-2001-0048
WI 162	5043	27-2001-0048
WI 164	5043	27-2001-0048
WI 166	5043	27-2001-0048
Total Number of Patented Claims		10
Notes:	MDA prepared this table using information provided by Quito gold. MDA has not done any independent verification of the information this table contains.

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Figure 4.1 Location Map

PIPELINE
SOUTH PIPELINE
CORTEZ
CORTEZ HILLS
PEDIMENT
GOLD PICK PROJECT
GOLD BAR
SHOSHONE RANGE
CRESCENT VALLEY
TOIYABE RANGE
CORTEZ RANGE
PINE VALLEY
GARDEN VALLEY
SULPHUR SPRINGS RANGE
DIAMOND VALLEY
ROBERTS MTNS
GRASS VALLEY
KOBEH VALLEY
WHISTLER MTN.
LONE MTN.
SIMPSON PARK MOUNTAINS
MONITOR VALLEY
FISH CREEK RANGE
MONITOR RANGE
ANTELOPE VALLEY
Eureka
Archimedes
Gold Stone
Rooster
Tonkin
Toiyabe
Gold Acres
Elder Creek
Mill Cyn.
West Gate
Aspen
Horse Cyn.
Hunter
Afgan
450,000 N
410,000 N
437,000 N
PROJECT LOCATION
Sediment Hosted Au Deposits
Volcanic Hosted Au Deposits
Drawn by Quito Gold Corporation
N
5 miles
10 miles
Quito Gold Corporation

Gold Pick Project
Eureka County, Nevada

Location Map

Figure 4.1

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Figure 4 . 2 Claim Map

Legend
Claims
Unpatented Claims
Patented Claims
Sno 18
Name of Claim
Known Deposits
Deposit
Pick
Deposit Name
Goldstone
Gold Canyon
Gold Ridge
Gold Pick
Cabin Creek
279000 ft US
281000 ft US
283000 ft US
285000 ft US
287000 ft US
289000 ft US
291000 ft US
293000 ft US
1844000 ft US
1842000 ft US
1840000 ft US
1838000 ft US
1836000 ft US
1000 ft US
N

Coordinates are Nevada State Plane East.
Geographic Datum is NAD 27.
Scale: 1:20,000
Background is an aerial photograph. Lighter areas in the photograph are roads, existing pits and mine dumps. Dumps have been re-contoured since this photo was taken.
Drafted by MDA based on information and drawings provided by Quito Gold.

Mine Development Associates

Quito Gold Corp. Gold Pick Project

Claim Map

Figure 4.2

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4.7      Environmental Issues

At the time of MDA’s visit to the Gold Pick Project in November of 2005, the Bureau of Land Management had several bulldozers and other machines working at the tailings site near the Gold Bar Mill and at waste rock dumps in the vicinity of the Gold Pick pit. The tailings site is remote from the Gold Pick Project, but the waste rock dumps are on claims now held by Quito.

Quito advised MDA that they are in communication with the BLM. The work being done in November and December of 2005 was reclamation funded by the bonds that had been put in place by Atlas in order to secure its production permits. It is Quito’s understanding that, once the available funds are spent, the site will be considered to have been reclaimed in compliance with the regulations under which it was originally permitted. Quito is unrelated to Atlas and Quito believes that it does not acquire any liability for environmental issues resulting from Atlas’ activities. MDA has not done any independent investigation of the status of Quito’s ground with respect to any environmental permits and liabilities relating to the work by prior operators.

MDA did not do any investigation of groundwater issues in the Gold Pick area, but noted that all the reports about groundwater from the period of Atlas’ operations indicated that there is no shallow groundwater in the area. None of the drill holes in the Gold Pick area encountered groundwater.

4.8      Permitting

As of MDA’s November visit to the Gold Pick Project, Quito was conducting reverse circulation drilling for exploration purposes. Quito had provided the Bureau of Land Management with a notice of their intention to conduct such drilling on August 11, 2005 (a “Notice of Intent”). By letter dated August 23, 2005, the BLM advised Quito Gold that the Notice of Intent met the regulatory requirements. Quito Gold was to post a bond of $8,628. The required reclamation, consisting of re-contouring and reseeding of disturbed areas, was specified in Quito Gold’s Notice of Intent.

At the present level of Quito Gold’s activity on the Gold Pick claims, an acceptable Notice of Work, with sufficient bonding, is all the permitting that is required.

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5.0      ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1      Access to the Property

The property is accessed by traveling 21 miles east from Eureka on US Highway 50, then north 16 miles on Three Bars Road to the mill access and haul road. From Three Bars Road to the Gold Pick pit, via the haul road, is approximately 10 miles. The haul road is a good gravel road, generally 80 feet wide with some narrower sections. Quito advised MDA that Eureka County has requested that the Bureau of Land Management leave the haul road in a useable state, instead of reclaiming it. The County does not maintain the haul road.

5.2      Climate and Physiography

The project area has a high mountain desert climate, with cold winters and warm summers. In the rugged terrain of the Gold Pick claims the surface elevations are all above 7,000 feet (2,100 meters), with the highest point at 9,063 feet (2,760 meters).

5.3     Local Resources and Infrastructure

Local resources in the immediate area are only those needed by a small ranching population. The broader area of northern Nevada in general has a thriving mining industry and most related services are available. Many residents have some experience working in mining and related industries. Local commercial centers like Winnemucca, about 230 road miles to the northwest, and Elko, about 150 road miles to the northeast, have the usual spectrum of services found in large towns of the western U.S. The nearby county seat at Eureka is smaller than Winnemucca or Elko but has some services available. In the past workers at nearby mines have resided in Eureka.

Atlas’ plant site at the Gold Bar Mine, about 10 miles from the Gold Pick, was served by main-line power from the public grid. Water was supplied by two wells, one yielding 700 gallons per minute (gpm) and the other 900 gpm. Quito advises MDA that Atlas still holds the water rights covering those wells. MDA has no information as to other possible sources of water that might be available for use at a new mine development.

5.4      Surface Rights

Quito owns both the surface and subsurface rights to the patented claims, and has the right to use the surface for mining and exploration purposes. The patented claims cover most of the known extent of the Gold Pick deposit and the Gold Ridge North deposit. Use of the surface of the unpatented claims is subject to a permitting process with the BLM. Exploration work that does not create any disturbance can be freely undertaken. Work such as drilling that does involve surface disturbance requires a permit and the posting of a bond sufficient to cover the costs of reclamation. The level of study that is required

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before a permit is issued depends on the number of acres that will be disturbed, and on whether sensitive ecological or archeological sites are known to exist in the area.

Previous mining at Gold Pick involved only the mining itself and disposal of waste rock. Milling and the consequent disposal of tailings took place off-site at the Gold Bar Mine. The Gold Bar mill still exists, largely intact, although it is not operating. It is owned by a third party. It is too early in the exploration of Gold Pick to make any assumptions as to whether a future mine would utilize the Gold Bar Mill. If that were the case, utilization of the surface at the mine site would again consist only of mining and waste rock disposal. MDA has not investigated available sites for waste rock disposal, nor does MDA know whether the existence of just-reclaimed waste rock piles at the site would complicate the permitting of future waste rock disposal.

If a potentially economic deposit were delineated at Gold Pick, and it were determined that economics justified the construction of a new mill and tailings disposal adjacent to the deposit, new studies would be required to determine whether feasible sites exist on the present Gold Pick claims.

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6.0      HISTORY

6.1      General Mining and Exploration History of the Region

Starting in about the late 1960’s, anomalous gold found along the contact of the Roberts Mountain thrust and the underlying lower plate carbonates was a focus of exploration, by various groups. One such group was Atlas, whose history in the region is described in the following section.

6.2      History of the Gold Bar Mine and Satellite Deposits

Most of the information in this section is derived from the Atlas Gold Bar Review of 1999. Information from other sources is acknowledged where used.

Atlas tended to use the name “Gold Bar”, in one context, to refer specifically to the Gold Bar deposit itself, and in another context, to refer to the exploration and development of all the deposits in the area that were potential or actual contributors to the feed at the Gold Bar mill. In an attempt at clarity, MDA used the term “Gold Bar Project” to cover all of Atlas’ prospects and deposits in the area. Any other use of the name refers specifically to the Gold Bar deposit, mine or pit.

Regional reconnaissance exploration led Atlas into the Eureka-Cortez area in the summer of 1983. Focused reconnaissance along the southern Roberts Mountains identified widespread hydrothermal alteration with anomalous gold geochemistry along the western range front. Detailed exploration in the area subsequently led to acquisition of land, target development, and drilling.

In the late fall of 1983, three holes were drilled in the area of what is now the Gold Bar pit4. One hole intersected five feet of altered limestone that assayed 0.130 oz Au/t. A follow-up program commenced in the spring of 1984, which combined detailed mapping and sampling of the area with step-out drilling. The discovery of the Gold Bar deposit was made with the 28th hole which intersected 110 feet that averaged 0.138 oz Au/t starting 15 feet below the surface.

From 1984 to mid-1986, approximately 300 exploration holes were drilled in the pediment and along the range front. This drilling was directed at shallow mineralization at a maximum depth of 350 feet.

In the spring of 1986, field reconnaissance extended to the east into the central portion of the southern Roberts Mountains. Mapping and sampling identified a bedded jasperoid that averaged .044 oz Au/t over 400 feet of strike length. This was the discovery outcrop for the Goldstone deposit5. Drilling commenced in the late summer and hole 13 intersected 50 feet of mineralization averaging 0.098 oz Au/t. Drilling continued through the winter to delineate the deposit.

______________________________
4 The Gold Bar deposit and pit are not on the Gold Pick claims and are not part of Quito’s holdings.
5 The Goldstone deposit, believed to be largely mined out, is on the Gold Pick Claims.

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Additional areas of favorable alteration containing anomalous gold and gold pathfinder elements were identified in the Gold Ridge area6. During the fall of 1986, drilling intersected thin intervals of low-grade mineralization. The discovery of the Gold Ridge deposit in the spring of 1987 was made with hole 297 which intersected 120 feet of mineralization that averaged 0.066 oz Au/t. Delineation drilling continued through the summer of 1987.

During the fall of 1987, four exploration holes were drilled on a low priority target in the Gold Pick area8. The first hole intersected 85 feet of 0.048 oz Au/t. Delineation drilling continued at Gold Ridge and Gold Pick through 1988 and 1989.

In 1991 and 1992, Atlas consolidated the Gold Bar property by acquiring two large claim blocks controlled by Nerco and Phelps Dodge. The Nerco property contained a shallow deposit known as Cabin Creek9. Phelps Dodge had drilled a small deposit within 400 feet of the Atlas claim boundary at what is now Gold Canyon10.

Atlas encountered financial difficulties in 1992 and 1993, resulting in sharply reduced exploration expenditures on the Gold Bar claim block. Following a change in management in the fall of 1993, exploration was re-focused to the Gold Bar Project. During late 1993 and 1994, over 300 delineation holes were drilled at Gold Pick and Gold Ridge. Additional underground delineation drilling was conducted from drifts driven from the Gold Pick and Goldstone pit bottoms. No exploration was done outside the mining areas.

From inception, through the 1994 cessation of operations, 485,20011 ounces of gold were recovered from 7,514,600 tons of ore grading 0.074 oz Au/t milled. This material would have come from the
Gold Bar, Goldstone, Gold Pick and Gold Ridge South deposits. According to information on
White Knight’s web site in November of 2005, the Gold Ridge deposit was mined between 1991 and 1992, and the Gold Pick deposit was mined between 1992 and 1994.

Table 6.1 shows production statistics for the Gold Pick and Gold Ridge deposits.

______________________________
6 Parts of the Gold Ridge deposit are on the Gold Pick Claims
7 Probably hole GR-29, aka 23-29. The location where this hole was drilled is on Quito’s Pik 9 claim, but the mineralization intersected by that hole has been mined.
8 All of the known extents of the Gold Pick deposit are on the Gold Pick claims; most of the deposit is on the patented claims.
9 Cabin Creek is near the eastern edge, but not on, the Gold Pick claims.
10 Gold Canyon is near the western edge, but not on, the Gold Pick claims.
11 The 485,200 figure is from Atlas Corporation, 1999. In French et al., 1995, a figure of “over 500,000 ounces of gold” was used. MDA has not verified either total, but chooses to use the figure from the later report.

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Table 6.1 Gold Pick and Gold Ridge Production Statistics

Deposit	Ore Mined (tons)	Grade Mined (oz Au/t)	Percentage of Refractory and Carbonaceous Material	Ounces Gold Mined	Total Recovery (%)	Ounces Gold Recovered
Gold Pick E.	502,000	0.079	43	39,658	88.4	35,077
Gold Pick W.	216,000	0.070	1	15,120	88.4	13,366
Gold Pick Total	718,000	0.076		54,778	88.4	48,443
Gold Ridge South	1,361,000	0.071	1	96,631	88.4	85,422
This table is modified from part of Table 1 of Atlas Corp. 1994
Recovery shown is an average for all deposits, not specific to the listed deposits

Using the data in this table, the ounces of gold recovered from Gold Pick East should be 35,058. MDA does not know the origin of the 35,077 ounce figure, but the difference is probably due to rounding error.

Only some part of the Gold Ridge production would have come from the area now controlled by Quito Gold.

The Gold Bar mill was constructed during 1986, with the first gold poured in January, 1987. The mill was originally designed for 1,500 tons per day throughput. An expansion in 1989 increased throughput to 3,200 tons per day. When the cessation of mining occurred in 1994, the mill was put on standby and mothballed ready to re-start when a new mine plan was completed and additional reserves were found.

In late 1994, the Company accelerated the exploration of the claim block through joint venture agreements with Rayrock Yellowknife Resources Inc. and Homestake Mining Company.

In the summer of 1995, exploration by Atlas on the Gold Bar horst block produced encouraging drill results near the existing mill and mine site. A down dropped block or new deposit was discovered. To accelerate the delineation of the newly discovered Mill Site deposit the company entered into an exploration and development agreement with Granges Inc., and the Gold Bar project was returned to Atlas.

The exploration joint venture agreements were terminated in 1995 and 1996 at which time the Company began a search for a partner for the entire property.

In the summer of 1997 Barrick Gold Corporation entered into an agreement with Atlas, to purchase the Gold Bar project. Under the agreement Barrick purchased more than 90% of the properties and had an option to acquire the balance. The agreement contained provisions for Barrick to elect to re-convey the properties to Atlas at the end of a two-year period. Over the next two years additional geologic and geophysical work was completed. Fifty reverse circulation holes were drilled in the Gold Bar horst, Range Front and Wall areas12. Results from the areas studied by Barrick suggested that Barrick’s target size would not be met.

______________________________
12 These areas are not part of Quito Gold’s Gold Pick Project.

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Atlas filed for Chapter 11 bankruptcy in September 1998. In December 1998, Atlas negotiated a Mutual Termination Agreement with Barrick. The Bankruptcy court finalized the Mutual Termination Agreement in January 1999.

According to information on the White Knight web site in November of 2005, Vengold (now American Bonanza Gold Mining Corp.) leased the Atlas claim block in 1999. American Bonanza dropped the claims in the Gold Pick and Gold Ridge areas in September 2001.

6.3      “Historic Resource and Reserve” Estimates

Throughout this section of the report reference is made to “CIM (2000)” and “NI 43-101”. The former refers to the CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines, issued by the Canadian Institute of Mining, Metallurgy and Petroleum in 2000. The latter refers to Canadian National Instrument 43-101, which, among other things, specifies that resources and reserves must be reported in compliance with CIM (2000). Appendix E of this report contains the definitions of resources and reserves as set out in CIM (2000). The complete text of CIM (2000) is available from many sources on the internet, including www.cim.org.

The documents available to MDA indicate that during the period 1992 through 1995, Atlas engaged several consultants to estimate or review resources, reserves, and pit designs. MDA has not seen any estimates pre-dating 1992, but in any case earlier ones would most probably pre-date the mining at Gold Ridge and Gold Pick.

The most pertinent of the estimates and reviews that MDA has examined, with respect to reserves and resources, are described below in chronological order. Note that, any other considerations aside, none of the reserve figures quoted in Section 6.3 of this report are NI43-101 compliant reserves, if for no other reason, than because the economic factors used to estimate reserves are considerably out of date.

6.3.1      “Historic Resource” Estimates

Note that Quito does not control as much of the Gold Ridge deposit as Atlas did. The claim map that appears in Figure 4.2 indicates that all of the Gold Ridge North deposit is on Quito’s claims, but the accuracy of the available information is not sufficient for that to be certain. If any part of the Gold Ridge resource is not on the claims, it would be an inconsequential part.

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6.3.1.1     Mine Reserves Associates 1993

Mine Reserves Associates (MRA) estimated the available reserves in the Gold Pick and Gold Ridge deposits in a report dated September 1993. This would have been prior to the cessation of mining at Gold Pick, so it cannot be directly compared to estimates made after the cessation of mining, which according to Tschabrun (1994) was some time in January of 1994. The description that follows, of the methods and parameters used by MRA, is copied directly from their 1993 report.

  The Gold Pick deposit is drilled on nominal 100 foot spacing with some in-fill drilling down to 50 feet. The model was constructed using 25 by 25 by 10 foot blocks with the limits extending from E287,000 to E292,000 and N1,837,000 to N1840,000 and 7000 to 8800 feet in elevation. This resulted in a model with 200 columns, 120 rows and 180 levels;

  Block gold grades were estimated by a nearest neighbor procedure using a 142 foot search in two dimensions. Recovery types were estimated using a 100 foot search in three dimensions according to the following recovery ranges:

Code	Mineralization	Recovery
1	Oxide	85-100%
2	Mild Carbon	65- 84%
3	Moderate Carbon	35- 64%
4	High Carbon	0- 34%

  A check by the alternative ORK method indicates that total ounces are within fifteen percent. The nature of the mineralization at Gold Pick presents a problem for ORK or any linear method of interpolation. The intermixing of zones can cause severe smearing of grades. Before a decision is made to proceed with this high stripping ratio project, mineralization controls should be further examined and delineated in the model. If this is not possible, a non-linear technique such as multiple indicator kriging may be tried.

  In all of the ORK versus polygon comparison, the high grade refractory material usually causes the largest discrepancies. This may indicate that the high grades, even though cut to 0.250 oz/ton, may still be receiving too much influence. Restriction of the high grade should be examined for future reserve estimation. This is especially recommended before development of the Gold Pick orebody given the inherent risk of its high stripping ratio. Also, further examination of the mineralization controls is warranted at Gold Pick since the discrepancy between ORK and the polygonal estimate was the largest of all of the deposits.”

Only “historic reserves” were reported in the 1993 MRA document.

6.3.1.2      Tschabrun 1995

Tschabrun updated resources for the deposits during 1995, based on drilling completed after the 1994 resource calculation, however, no resources were reported in the Tschabrun 1995 document. For the

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1995 estimate, 944 drill holes, including 55 underground holes, were available. Tschabrun’s 1995 model had the same dimensions as his 1994 model, but Tschabrun had determined that a different search ellipsoid gave a better representation of the grade distribution. The new search ellipsoid had the following parameters:

Anisotropy	Rotation
Primary:	75 ft.	From North:	N45E
Secondary:	50 ft.	From Horizontal:	Down 60°
Tertiary:	15 ft.	Twist:	0

Only “historic reserves” were reported by Tschabrun in the 1995 update.

6.3.2      “Historic Reserve” Estimates

6.3.2.1    1993 MRA “Historic Reserve” Estimate

MRA used the following criteria to calculate “historic reserves” during 1993.

  Design criteria used in the floating cone analysis is stated below:

Table 6.2 Criteria for 1993 Floating Cone Analysis

Price Au ($/oz)	$500.00
Mining Cost/ton	$0.85
Milling Cost/ton ore:
Oxide	$5.00
Carb	$5.50
Refractory	$14.30
G&A Cost/ton ore	$2.40
Haulage/ton ore	$2.00
Pit Slope	50 deg
Tonnage Factor	14.4 ft3/ton
  Design pits were developed based on the floating cones using a 60 foot haul road and a 10 percent ramp. While a $500 gold price was used for the floating cone, the design pit is break-even at a price of $400. Computed “historic reserves” are shown in Table 6.3.

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Table 6.3 MRA “Historic Reserve” Estimate – 1993

Material	Gold Ridge				Gold Pick				Totals
	Cutoff oz Au/t	Tons 000's	oz Au/t	oz Au 000's	Cutoff oz Au/t	Tons 000's	oz Au/t	oz Au 000's	Tons 000's	oz Au/t	oz Au 000's	Waste Tons 000's
Heap Leach Mill Oxide Carbonaceous Refractory	0.015 0.026 0.033 0.065	119.0 401.0 20.0 5.0	0.019 0.058 0.072 0.079	2.3 23.3 1.4 0.4	0.015 0.027 0.034 0.068	377.8 833.0 228.1 320.0	0.019 0.066 0.070 0.122	7.4 54.6 15.9 39.1	496.8 1,234.0 248.1 325.0	0.019 0.063 0.070 0.121	9.6 77.9 17.3 39.5
Totals		545.0	0.050	27.4		1,758.9	0.067	117.0	2,303.9	0.063	144.3	21,166.9

In addition to the cost factors in the 1993 reserve estimate being, now, long out of date, the historic reserve estimate is not compliant in that it does not classify the reserves in classes equivalent to Probable and Possible reserves as defined by CIM (2000). Nevertheless it is a reasonable “snapshot” of the quantity of mineralization that Atlas and its consultants thought was available to them in the late stages of mining activity at Gold Pick. The waste totals may not be correct as only 3,000 tons were reported for the Gold Ridge deposit.

6.3.2.2    1994 Tschabrun “Historic Reserve” Estimate

Donald Tschabrun updated the resources and reserves during 1994. The “historic reserves” were based on a pit designed from a $400 gold price optimized pit. The “historic reserves” based on a heap leach and mill operation is shown in Table 6.4.

Table 6.4 Tschabrun “Historic Reserve” Estimate – 1994

	Gold Ridge				Gold Pick				Totals
Material	Cutoff oz Au/t	Tons 000's	oz Au/t	oz Au 000's	Cutoff oz Au/t	Tons 000's	oz Au/t	oz Au 000's	Tons 000's	oz Au/t	oz Au 000's	Waste Tons 000's
Oxide Mill Oxide Mill Carbonaceous	0.010 0.065 0.050	615.0 70.0 13.0	0.035 0.086 0.081	21.5 6.0 1.1	0.010 0.065 0.050	2,784.0 526.0 596.0	0.032 0.093 0.085	89.8 49.0 50.5	3,399.0 596.0 609.0	0.033 0.092 0.085	111.4 55.1 51.5
Totals		698.0	0.041	28.6		3,906.0	0.048	189.4	4,604.0	0.047	218.0	63,381.0

The cost parameters used in the “historic reserve” estimate are long out of date, so the “historic reserve” is not current. It should be viewed only in an historic context.

6.3.2.3    1994 MRA “Historic Reserve” Estimate

MRA updated and audited the 1994 Tschabrun grade model computed by inverse distance raised to a power of 4 method and compared it to an outlier restricted kriging (ORK) method. This comparison is discussed in Section 17. MRA report “historic reserves” based on their ORK model, which is shown in Table 6.5.

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Table 6.5 MRA Gold Pick Reserve 1994

	Gold Ridge				Gold Pick				Totals
Material	Cutoff oz Au/t	Tons 000's	oz Au/t	oz Au 000's	Cutoff oz Au/t	Tons 000's	oz Au/t	oz Au 000's	Tons 000's	oz Au/t	oz Au 000's	Waste Tons 000's
Heap Leach Mill Pre-Screen Carbonaceous Mill Direct Ship Carbonaceous	0.016 0.028 0.038	668.0 2.0 29.0	0.045 0.032 0.066	30.1 0.1 1.9	0.015 0.028 0.037	4,019.0 331.0 898.0	0.039 0.031 0.068	155.8 10.2 61.3	4,687.0 333.0 927.0	0.040 0.031 0.068	185.9 10.3 63.2
Totals		699.0	0.046	32.1		5,248.0	0.043	227.3	5,947.0	0.044	259.4	44,999.0

The cost parameters used in the “historic reserve” estimate are long out of date, so the “historic reserve” is not current. It should be viewed only in an historic context.

6.3.2.4    Mine Development Associates 1995 “Historic Reserve” Estimate

Throughout 1995 efforts continued to refine and optimize resource and reserve estimates for the Gold Bar “Satellite Deposits”. The iterations are too voluminous to reproduce in this report, but two of the latest 1995 reserve estimates for Gold Pick are described. This section sets out a “historic reserve” estimate by MDA (Prenn, 1995) and the next section sets out one by Tschabrun, based in part on MDA’s work.

MDA did a pit optimization study for the Gold Pick deposit using a grade model that was obtained from Pincock Allen and Holt, but originally derived from Tschabrun’s work. The grade model was transferred into SURPAC(™) mining software for pit optimization, and was optimized using Whittle 4D(™) software. The parameters used to optimize the pits are shown in Table 6.6:

Table 6.6 Pit Optimization Parameters Used by MDA in 1995

Item	Pick East $/ton	Pick West $/ton	Ridge North $/ton
Waste Mining Cost
Ore Mining Cost
Ore Hauling Cost
G & A ($/ton ore)
Process Oxide
Process Carbonaceous
Process Refractory
Oxide Recovery
Carbonaceous Recovery
Refractory Recovery
Gold Price ($/oz Au)
Pit Slope	$1.00 $0.80 $2.24 $0.20 $5.00 $5.00 $10.00 90.00% 80.00% 65.00% $400 60°	$1.00 $0.80 $2.24 $0.20 $5.00 $5.00 $10.00 90.00% 80.00% 65.00% $400 60°	$1.00 $0.80 $2.60 $0.20 $5.00 $5.00 $10.00 90.00% 80.00% 65.00% $400 60°

Note: Table 6.6 is copied directly from Table 1.1 of Prenn (1995).

MDA’s “historic reserve” estimate for Gold Pick and Gold Ridge deposits is shown in Table 6.7. The cost parameters used in the “historic reserve” estimate are long out of date, so the “historic reserve” is not current. It should be viewed only in an historic context. Furthermore, it is non-compliant with CIM (2000) and NI 43-101, in that it is not classified using classes equivalent to Proven and Probable.

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Table 6.7 MDA Gold Pick “Historic Reserve Estimate” 1995

	Gold Ridge				Gold Pick				Totals
Material	Cutoff oz Au/t	Tons 000's	oz Au/t	oz Au 000's	Cutoff oz Au/t	Tons 000's	oz Au/t	oz Au 000's	Tons 000's	oz Au/t	oz Au 000's	Waste Tons 000's
Mill Oxide Carbonaceous Refractory		390.0 43.3 10.3	0.049 0.05 0.091	18.9 2.0 0.9		1,803.9 471.6 334.6	0.059 0.067 0.098	106.0 31.4 32.7	2,193.9 514.9 344.9	0.057 0.065 0.098	124.9 33.4 33.6
Totals		443.6	0.049	21.9		2,610.1	0.065	170.1	3,053.7	0.063	192.0	23,554.5

6.3.2.5    Tschabrun 1995 “Historic Reserve” Estimate

Subsequent to the MDA pit optimization, Tschabrun estimated a “historic reserve” using the MDA pit designs but his own grade model. The Tschabrun “historic reserve estimate” of late November 1995 made use of new drill hole information that had not been available at the time of the estimate described for the Tschabrun, 1994 estimate.

Tschabrun’s 1995 “historic reserve estimate” for Gold Pick is set out in Table 6.8. Note that the cost assumptions incorporated into the estimate are long out of date, and the reserve is not classified using classes equivalent to Proven or Probable. The reserve is not compliant with CIM (2000) and NI 43-101.

Table 6.8 Tschabrun “Historic Reserve” Estimate 1995

	Gold Ridge				Gold Pick				Totals
Material	Cutoff oz Au/t	Tons 000's	oz Au/t	oz Au 000's	Cutoff oz Au/t	Tons 000's	oz Au/t	oz Au 000's	Tons 000's	oz Au/t	oz Au 000's	Waste Tons 000's
Mill Oxide Carbon Refractory	0.027 0.036 0.048	352.0 29.0 10.0	0.057 0.056 0.126	20.1 1.6 1.3	0.025 0.034 0.046	1,581.0 317.0 389.0	0.064 0.078 0.096	100.7 24.6 37.5	1,933.0 346.0 399.0	0.062 0.076 0.097	120.8 26.3 38.8
Totals		391.0	0.059	22.9		2,287.0	0.071	162.8	2,678.0	0.069	185.8	24,431.0

Tschabrun’s reserve estimate of November 1995, reported above, is the most recent one that MDA is aware of. It subsequently appeared in the 1999 Gold Bar Review issued by Atlas.

6.3.2.6    Summary of “Historic Reserve” Estimates

A summary of the “historic reserve” estimates is shown in Table 6.9.

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Table 6.9 Summary of “Historic Reserve” Estimates

Estimator	Year	Pit Optimization Gold Price	Cutoff Grade Au opt	Tons	g Au/t	Oz Au
Mine Reserves Associates Tschabrun Mine Reserves Associates Mine Development Associates Tschabrun	1993 1994 1994 1995 1995	$425 $425 $400-450 $400 $400	0.015 to 0.068* 0.010 to 0.065* 0.015 to 0.037* 0.020 to 0.050* 0.025 to 0.048*	2,303,900 4,604,000 5,248,000 2,610,200 2,678,000	0.063 0.047 0.043 0.065 0.069	144,340 217,960 227,300 170,080 184,840

*MRA and others used different cutoff grades in different types of mineralization, categorized by recovery characteristics.
The Heap Leach option was not considered in the 1995 calculations
Numbers shown in italics were not calculated by the original estimators. MDA calculated them using the original estimator’s results, for comparison purposes.

The cost parameters used in the “historic reserve” estimates are long out of date, so none of the “historic reserves” are current. They should be viewed only in an historic context.

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7.0      GEOLOGIC SETTING

7.1      Regional Geology

This description of the regional geological setting of the Gold Pick and Gold Ridge deposits is adapted, in large part, from the Gold Bar Review (Atlas Corporation, 1999). Other sources are acknowledged where used in the text.

7.1.1    Tectonic Setting and History

The Gold Pick and Gold Ridge deposits are located within the Basin and Range physiographic province, characterized by a series of generally north-northeast-trending mountain ranges separated by alluviated valleys. Central Nevada is underlain by complexly interleaved pre-Tertiary sedimentary and volcanic rocks that are overlain by Tertiary volcanic rocks and sediments. East-directed compressional thrusting dominated the pre-Tertiary structural history. During the Tertiary, extensional tectonics produced the modern basin and range physiography.

Gold Pick and Gold Ridge are in the Roberts Mountains. During the early Paleozoic, the Roberts Mountains area was located along the western continental margin of North America (French et al. 1995). A wedge of sedimentary rocks was developed across the continental shelf and slope. Tectonic activity during the Antler Orogeny resulted in large-scale thrusting of deep water western assemblage siliciclastic rocks over time equivalent or younger eastern assemblage carbonates along the Roberts Mountain thrust (Roberts et al., 1967, cited in French et al., 1995). The thrust formed an emergent highland to the west of Gold Bar and shed clastic rocks eastward, forming coarse clastic "overlap" assemblages (ibid.). The Tertiary volcanism in and near the southern Roberts Mountains is similar to the earliest Cenozoic volcanism found throughout north-central Nevada (McKee and Noble, 1986, cited in French et al., 1995).

7.1.2    The Battle Mountain – Eureka Trend

The Gold Pick and Gold Ridge deposits are located in the southern portion of the Battle Mountain-Eureka Trend (BMET), a 125 mile long structural zone containing numerous gold deposits (Figure 7.1) . The trend cross-cuts the Tertiary north-northeast-trending structural fabric of the Basin and Range physiographic province. The coincidence of this structural zone with intrusive rocks and regional geophysical discontinuities suggests that mineralization associated with this trend is located along a major crustal break. The Miocene-age Northern Nevada Rift lies just east of the trend and extends from just south of Gold Bar to the Oregon border (Roberts, 1960). The rift is characterized by mafic dike swarms and coeval flows.

The BMET hosts skarn gold deposits associated with intrusive rocks (Battle Mountain-Fortitude), vein and stockwork deposits (Buffalo Valley, Hilltop), placer deposits (Copper Canyon, Box Canyon), and sediment-hosted "Carlin-type" deposits (Pipeline, South Pipeline, Gold Acres, Cortez, Gold Bar and its

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satellite deposits including Gold Pick and Gold Ridge). At the time the Gold Bar Review was written, combined past production and then-existing reserves of gold in the Battle Mountain – Eureka Trend approached 30 million ounces.

The Battle Mountain – Eureka Trend “…includes deposits of vastly differing geological ages, resulting from differing metallogenic events …” (Mineral Resources Development Inc., 1995).

Figure 7.1 The Battle Mountain – Eureka Trend
(Figure copied directly from Grauch, 1998)

7.1.3    The Cortez Trend

The Cortez Trend is a north-northwest-trending, geomorphic feature characterized by an abrupt topographic "break", across which the trend of the mountain ranges changes abruptly from north-northeasterly to east-northeasterly (ibid.).

The Cortez Trend and the Battle Mountain-Eureka trend cross each other obliquely. The Cortez Trend has a more northerly orientation, and contains a conspicuous alignment of sedimentary-rock-hosted gold deposits (ibid.).

7.2      Local and Property Geology

Geological reports written by or for Atlas refer to the area in which the Gold Pick, Gold Ridge, and other deposits are located as the “Satellite sub-district”. The term came into use because those deposits were thought of as “satellites” to the Gold Bar Mine. In this description of the local geology, that term is retained where it was used by original authors. Atlas Corporation (1999), in the original version of this text, also used the term “Gold Bar claim block”. That claim block no longer exists and the Gold

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Bar deposit is not part of Quito Gold’s holdings. MDA has substituted “district” here and elsewhere in this report where Atlas used “Gold Bar claim block”..

7.2.1    Local Stratigraphy and Tectonic History

The following general discussion of the stratigraphy in the vicinity of the Quito Gold claim block is derived, with minor modification, from the Gold Bar Review of Atlas Corporation (1999). Other sources are acknowledged where used in the text

The geology of the district is characterized by two structural blocks separated by the Roberts Mountain Thrust Fault, a major regional structure. Late Devonian-Early Mississippian compression during the Antler Orogeny thrust deep water sediments eastward onto the shelf carbonates along the Roberts Mountain Thrust. Younger (post-Permian) thrusting or gravity sliding locally reversed the sequence, placing lower plate rocks on top of upper plate rocks. Tertiary extension has resulted in the complex basin and range block faulting that define the range today.

7.2.1.1  Upper Plate Rocks

The rocks of the upper allochthonous plate are composed of a highly deformed package of silicic-clastic rocks and minor carbonate rocks. These are relatively deep water rocks thought to have been deposited on the continental slope and abyssal plain of a passive continental margin. The upper plate rocks are Ordovician to Upper Devonian in age and are composed of shales, cherts, quartzites, limestones, and submarine volcanic rocks. In the Roberts Mountains these rocks have generally been combined into a single unit, the Vinini Formation. Recent (as of 1995) mapping in the district suggests that it may be possible to subdivide the Vinini sequence (Mineral Resources Development Inc., 1995).

7.2.1.2  Lower Plate Rocks

The lower plate autochthon consists of a 2,500 ft. to 3,300 ft. (Mineral Resources Development Inc., 1995) section of limestones and dolomites deposited on the continental shelf, generally in shallow water environments (see Figure 7.3 for a stratigraphic column). These rocks range from Silurian to upper Devonian in age and are, in ascending stratigraphic order; the Lone Mountain Dolomite, the McColley Canyon Formation, the Denay Limestone, and the Devils Gate Limestone. The McColley Canyon Formation disconformably overlies the Lone Mountain Dolomite.

Within the lower plate rocks, two stratigraphic units are particularly important as hosts for mineralization, the Bartine Member of the McColley Canyon Formation and “Unit 2” of the upper Denay Limestone (French et al., 1995).

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7.2.1.3  McColley Canyon Formation

The McColley Canyon Formation hosts mineralization at Gold Pick, Gold Ridge, and Cabin Creek13(French et al., 1995). Most of the mineralization is restricted to the Bartine Member of the McColley Canyon Formation. The McColley Canyon formation, 600 ft. to 700 ft. thick (Mineral Resource Development Inc., 1995), was deposited in a shallow water marine environment. The Bartine Member is characterized by fossiliferous wackestone and packstone 250 ft. to 116 380 ft. thick. Atrypa and Eurekaspirifer brachiopods and Favosites tabulate corals are common to this formation 14. Minor amounts of mineralization are also found in the underlying dolomitic limestone of the Kobeh Member in and around major "feeder" structures (French et al., 1995).

7.2.1.4  Unit 2 of the Upper Denay Limestone

Unit 2 of the Upper Denay Limestone hosts the mineralization at Gold Bar, Goldstone, and Gold Canyon15 (French et al., 1995). This unit was deposited in a restricted basin and is composed of mudstones, wackestones and minor packstones. Thicknesses vary from 12 m (40 ft) to 61 m (200 ft) in the satellite area to 122 m (400 ft) at Gold Bar. The Upper Denay as a whole, undergoes a very important facies change from west to east that affects mineralization. In the west, near Gold Bar and Gold Canyon, the Upper Denay is dominated by a thick section of deep-water mudstones. In the Goldstone and Gold Pick areas shallow water grainstones of Units 1 and 3 dominate, with Unit 2 thinning to less than 100 feet. Along the eastern edge of the district, near the Cabin Creek deposit, stratigraphically equivalent rocks of the Upper Denay Limestone are dolomites of the Bay State Dolomite. Work to date indicates that the dolomite is an unfavorable host for mineralization (ibid.).

7.2.1.5  Overlap Assemblage

Emplacement of the Roberts Mountains allochthon produced a topographic high. Sediments were shed from the highland to the east and west in the late Paleozoic to form what is termed the Overlap Assemblage of rocks (Roberts, 1960, 1966; Madrid and others, 1992, cited in Peters, 2003). The assemblage overlaps both the allochthonous and autochthonous rocks, locally.

Overlap assemblage rocks, consisting of the Permian Garden Valley Formation, are exposed only in a limited area of the Gold Bar district, along the western range-front fault of the Roberts Mountains (Mineral Resources Development Inc., 1995). Here, the Garden Valley consists of coarse conglomerate with minor graywacke and shale. Pyrite, diagenetic and possibly in part authigenic, is common within the matrix of these rocks. The pyrite weathers to iron oxides, creating a distinct color anomaly in soils and outcrops. Rock samples of hydrothermally altered Garden Valley units commonly return anomalous

______________________________
13 Cabin Creek is not part of Quito Gold’s holdings.
14 Atrypa, Eurekaspirifer, and Favosites are fossils.
15 Gold Bar and Gold Canyon are not part of Quito Gold’s holdings.

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gold concentrations, but the facies of these rocks exposed near Quito’s claims are not favorable for mineralization, nor are they known to host economic concentrations of gold elsewhere (ibid.).

7.2.1.6  Tertiary Volcanic Rocks and Gravels

Tertiary volcanic rocks are present in the district along the range front and interbedded with the pediment gravels. The volcanic rocks are predominantly felsic flows, ash-flow tuffs (ignimbrites), and volcaniclastic sediments. They are interpreted, based upon field evidence, to be both pre- and post-gold mineralization in age. The thickest drill intercept of the volcanic section is 750 ft. Small mafic dikes are present, to a minor extent, on the eastern portion of the district. (Mineral Resources Development Inc., 1995).

Late Tertiary to Quaternary alluvial gravels cover most of the pediment area surrounding the Roberts Mountains, and are believed to be very thick. Deep drilling, testing for oil and gas, has intersected several thousand feet of gravels to the south of the former Atlas claim block. Various geophysical surveys conducted in the vicinity of the former Atlas lands suggest that in excess of 3,000 feet of gravels and volcanic rocks cover much of the pre-Tertiary basement (ibid.).

Quito gold’s claim block is at relatively high elevations in the Roberts Mountains, where the Tertiary volcanic rocks and pediment gravels are not present.

7.2.2    Structural Geology

The Satellite sub-district comprises an area of complexly faulted exposures of lower-plate carbonate rocks from the Nevada Formation stratigraphically up through the Devils Gate Limestone. Mapping by the U.S. Geological survey (Murphy, et al, 1978, cited in Mineral Resources Development Inc., 1995) reveals the region to be characterized by a braided, "horse tail" pattern of prominent north-northwest-trending, high angle, right lateral strike slip faults, which juxtapose rocks in the lower plate of the Roberts Mountain Thrust against themselves, and against upper plate rocks. This large area of exposure of lower plate rocks, in aggregate, forms a window through upper-plate rocks. The lower plate rocks in the window are broken up, but mapping suggests they once formed a broad, west-northwest-trending arch, or dome. The high angle faulting separates elongate north-south structural blocks that have a consistent pattern of east dipping, repeated stratigraphy. The Satellite sub-district, including Gold Pick and Gold Ridge, is within these fault blocks (Mineral Resources Development Inc., 1995). The sub-district is bounded by north-northwest trending faults.

The high angle faults influence mineralization on a district scale in the Roberts Mountains. Such structures directly control mineralization at the Gold Bar Deposit, whereas in the Satellite sub-district they influence a broad pattern of mineralization at the Gold Pick and Gold Ridge Deposits (Atlas Corporation, 1999). At a deposit scale, other structural trends can control mineralization in the sub-district. There are clearly northeast-trending "feeder" structures at Gold Canyon and Goldstone and east-northeast-trending structural controls at Gold Pick (ibid.).

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Detailed mapping by Atlas has identified a large east-west-trending antiform along the center of the window of lower plate rocks (French et al., 1995). Most of the satellite deposits occur along the crest of this large antiform extending from Gold Canyon to Cabin Creek (Fig. 7.2) . Several smaller east-west-trending antiforms have also been identified. The antiforms may have helped contribute to the loci of gold mineralization in the Gold Bar District. Mineral Resources Development Inc. (MRDI) (1995) noted that rocks at Gold Ridge are deformed in a gentle upright arch that plunges 22° towards 100°.

7.2.2.1  Proposed Structural Synthesis

In 1995 MRDI did a review of Atlas’ exploration programs and described a “Geological Concept Model”. The geological concept model included a proposed structural synthesis that is reproduced here, largely but not entirely verbatim.

MRDI suggested a structural hypothesis involving regional deformation of Oligocene age in a field of horizontal north-northeast-directed compression with horizontal extension at right angles to the north-northeast axis. Various structures developed, including strike-slip faults, thrust to high-angle reverse faults, and normal faults. Some strike-slip faults were reactivated as dip-slip faults during block adjustments. Mineralization and alteration occurred during the deformation and probably post-dated most of the block tilting.

Strike-slip faults occur in north-northwest (dextral) and east-northeast (sinistral) configurations. Extension fractures trend near 035°; because of the rotational character of the strain, they have been reactivated locally in strike-slip movements. These faults and their related extension fractures served as principal conduits for the mineralizing fluids. Where major feeders cross, the complex zones of crushing may be loci of particularly strong mineralization and thus high-grade "chimneys".

A few intermediate faults are early, mineralized, high-angle reverse faults (near east-west trends) or normal faults (e.g., near north-northwest trends). Most intermediate faults, however, are normal faults of post-mineral age. For the whole area, their symmetry is conical about a vertical axis of uniaxial strain (sigma one larger than sigma two = sigma three), consistent with a domical character of block uplift.

Some of the shallow-dipping faults are early and mineralized, apparently generated as second-order features in the walls of the strike-slip faults. These features would have functioned as secondary conduits for mineralizing fluids; therefore, what appears to be down-dip movement of mineralization may be explained as the result of mineralizing solutions rising along secondary feeders in the walls of the main feeder system.

The wide range of trends of the shallow faults is not readily explainable from available evidence. One speculation is that many of them formed late, during late-stage regional extension. Low-angle normal faults are known in many places throughout the Great Basin.

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Figure 7.2 Regional Geology

4415000 N
4415000 N
Tv
Ov
DSc
Ov
Ov
Ov
Tv
South French Trail
NW Gold Ridge
Goldstone
Ov
Pat Canyon
Gold Canyon
Gold Pick
Cabin Creek
Tv
Gold Ridge
Tv
DSc
DSc
Qal
South Cabin Creek
DSc
Walti
Benmark
Ov
Tv
Hunter
Tv
Pgv
Ov
Ov
South Rutabaga
Tv
4400000 N
Qal
N
8000 feet

EXPLANATION

- Qal — Quaternary gravel
- Tv — Tertiary volcanic rocks: basalt, rhyolite and tuffs
- Ov — Upper Plate rocks: Vinini Fm., Woodruff Fm., Webb Fm.
- DSc — Lower Plate rocks: Lone Mtn. Dolomite, McColley Canyon Fm., Denay and Devils Gate Limestone
- Pgv — Overlap Assemblage rocks: Garden Valley Fm.
- gold deposit
- gold prospect
- fault
- thrust fault

Quito Gold Corporation

Regional Geology and Gold Deposits of the Southern Roberts Mountains

Drawing by Quito Gold Corporation — Figure 7.1

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Figure 7.3 Local Stratigraphic Section

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Figure 7.4 Local and Property Geology

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8.0      DEPOSIT TYPES

All of the mineralization found to date at Gold Pick and Gold Ridge occurs as sediment-hosted, “Carlin Type” gold deposits. The deposits are hosted in carbonate-rich sedimentary rocks of the Nevada Formation and are characterized by micron size gold and a distinct hydrothermal alteration suite. The primary controls on the location and style of mineralization are structural preparation and host stratigraphy. (French et al., 1995, Atlas Corporation, 1999).

Carlin Type deposits are a well known, if not fully understood, class of deposits in Nevada. The description of the deposit type that follows is condensed from Hoffstra and Cline (2000).

If the term “Carlin-type gold deposits” is used in its strictest sense, the deposits are restricted to a small part of the North American Cordillera in northern Nevada and northwest Utah. Most such deposits are located along long-lived, deep crustal structures inherited from Late Proterozoic rifting and formation of a passive margin. They are hosted in a Paleozoic miogeoclinal carbonate sequence that is either structurally overlain by a eugeoclinal siliciclastic sequence, the Roberts Mountains Allochthon, or stratigraphically overlain by a miogeoclinal siliciclastic sequence deposited in the resulting foredeep. Gold mineralization is localized at intersections of a complex array of structures with permeable and reactive strata. Carbonate dissolution, argillization of silicates, sulfidation of ferroan minerals and silicification of limestone characterize alteration related to the main stage of mineralization. Gold is found as submicron inclusions or solid solution in arsenian pyrite. Common trace elements are antimony, thallium and mercury.

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9.0      MINERALIZATION

9.1      Host Rocks and Controls on Mineralization

Lower plate rocks comprise approximately 30 percent of the surface exposures and host all of the known deposits in the district (Atlas Corporation, 1999). As noted in section 7.2.1, two stratigraphic units contain the vast majority of the significant mineralization in the immediate vicinity of Quito’s claims. These are the Bartine Member of the McColley Canyon Formation and “Unit 2” of the upper Denay Limestone (French et al., 1995). Both are well bedded limestones that apparently have good primary porosity and lateral permeability that allowed movement of hydrothermal fluids (Atlas Corporation, 1999). The Gold Pick and Gold Ridge deposits are in the McColley Canyon Formation. The Goldstone Deposit is in Unit 2 of the upper Denay Limestone.

Mineral Resources Development Inc. (1995) described what they called the “McColley Canyon sub-type of mineralization:

“           These deposits are hosted by the Bartine Member (Dmb) of the McColley Canyon, and are dominated by high-angle structural control (feeders) to ore localization, with subordinate facies control. This results in a deposit characterized by high grade, somewhat discontinuous pods and ore shoots developed along faults and lines of structural intersection. These deposits are not overly influenced by facies control. Their occurrence is commonly marked at surface by outcrops of structurally controlled jasperoids localized along conjugate ENE-trending (LL strike-slip) high-to moderate-angle fault/feeders. … ”

The podiform nature of the mineralization is illustrated on Figure 9.1.

9.2      Relationship of Alteration to Mineralization

The discussion that follows is largely taken from French et al., 1995. Other sources are acknowledged in the text where used.

Mineralization in the district is closely related to decalcification (Broili et al., 1988, cited in French et al., 1995) and to a lesser extent with silicification along high angle structures. Carbon is commonly re-mobilized (Atlas Corporation, 1999). Calcite veins are typically found in the vicinity of mineralization.

Decalcification is the result of progressive dissolution of the limestone host rock. Decalcified limestones generally become soft and punky and do not crop out, and often form thick soil cover. The decalcified rock can be either carbonaceous or oxidized. The more intensely decalcified zones in the ore bodies correlate well with higher grades. The presence of realgar and orpiment also correlate with higher grades.

The structural jasperoids in the "feeder" zones contain lower gold grades than does the mineralization in the decalcified limestone, commonly less than 2.05 g Au/t (0.06 oz Au/t). The Gold Canyon deposit is

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an exception. The large pipe-like structural jasperoid at the center of that deposit produced gold grades in the 3.42 - 10.3 g Au/t (0.1 - 0.3 oz Au/t) range. The mineralization and alteration assemblages are characteristically enriched in the trace elements silver, antimony, arsenic, mercury, thallium and locally barium.

Calcite as veins, pods, or irregular replacements, is associated with all the deposits in the district. The calcite is the result of mobilization of calcium carbonate from areas of more intense alteration, and deposition above or up dip of mineralization. Mapping calcite intensity is used as a guide for locating mineralizing structures. (Atlas Corporation, 1999)

French et al. (1995) noted that, in the case of mineral deposits in the Bartine Member of the McColley Canyon Formation, the underlying Kobeh Member of the McColley Canyon Formation is usually silicified in the vicinity of the deposits.

9.3      Timing of Mineralization

The discussion that follows is taken, from French et al., 1995.

“      No direct radiometric dating of hydrothermal minerals associated with gold mineralization has been done. However, the maximum age of the mineralization in the Gold Bar District can be based on field relations and radiometric age data on calc-alkaline rocks. Age dates in the southern Roberts Mountains by the U.S. Geological Survey (Maher et al, 1993) and Atlas indicate a late Oligocene magmatic event around 25 Ma. This event precedes the onset of basaltic volcanism associated with the Northern Nevada Rift.

“      Rhyolitic tuffs which overlie the host carbonates have been dated at the Gold Bar deposit. They are exposed to the south and east of the ore body and yield radiometric dates of 24 Ma. Mineralization is found ponded up against altered volcanics at the north end of the deposit. In the Cabin Creek deposit both structural jasperoids and weak gold mineralization are found in the overlying tuffs. The relation of the volcanics and gold mineralization at these two deposits indicates that the gold mineralization in the Gold Bar District is post late-Oligocene (25 Ma or younger).”

9.4      Structural Controls on Mineralization

As part of their review of Atlas’ exploration programs, Mineral Resources Development Inc. did an assessment of the structural controls on the mineralization. Their findings relating to Gold Pick and Gold Ridge described in the following two sections.

9.4.1    Structural Controls on Mineralization in the Gold Pick Pit

Strata in the Gold Pick pit form a broad arch. MRDI reported that the principal result of their structural analysis in the Gold Pick pit was the finding that the average arch axis plunges approximately 35° east. Project and district maps show a concentration of ore bodies along this arch trend. This arch, along with

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local feeder systems, constitutes an important influence on mineralization. Because block tilting appears to be pre-mineral in age, this arch was probably developed within tilted rocks.

There are two major ore-control trends and probably therefore feeder structure orientations;

  north 36° west, steeply dipping; and
  north 80° east, steeply dipping

9.4.2    Structural Controls on Mineralization in the Gold Ridge Area

The 1995 study by Mineral Resources Development Inc. showed that in the Gold Ridge area rocks are deformed in a gentle upright arch that plunges 22° towards 110°.

There are three average fault trends;

  north 10° west, steep;
  north 80° east, steep; and
  north 35° east, steep

9.5      Sampling by MDA

MDA collected four samples in the Gold Pick pit in November of 2005. See Section 12.3 for a description of the sampling procedure and Section 13.3for a description of the analytical procedures. Sample results and descriptions are presented here, in Table 9.1, as the results give some indication of the composition of the mineralized material. As well as gold, they are enriched in arsenic, antimony, mercury, thallium and silver.

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Table 9.1 Analytical Results for Key Elements in MDA Samples

Sample Number	PR001	PR002	PR003	PR004
UTM East	557532	about 3 m northeast of PR001	557158	about 3 m north of PR003
UTM North	4404519		4405066
Length, cm.	148	80	80	140
Gold, ppm	0.79	3.22	3.46	0.88
Silver, ppm	0.05	0.21	0.35	0.16
Antimony, ppm	12.95	39	89.1	56.4
Arsenic, ppm	150	1185	297	307
Mercury, ppm	3.88	14.25	10.3	8.78
Thallium, ppm	7.84	23.5	28.7	4.11
Barium, ppm	60	80	40	30

Table 9.2 Descriptions of MDA Samples

Sample Number	Descriptions
PR001

On the pit face in the East Pick pit. Cleared about 25 cm. depth of snow to get the sample. Dark grey limestone, bedded on scale of 10 cm. to 30 cm. Dips easterly. Fracture spaces are filled with soft, black, sulfidic-smelling “mud”. The “mud” is the mineralization. The limestone is dark gray, very finely crystalline, laced with 1% calcite veinlets. The sample is a continuous chip down the fall line, 148 cm. The competency contrast between the mud and the limestone makes it difficult to get a truly representative sample.

PR002

About 3 meters from PR001, clockwise or northwest, along the wall of the pit. The material is similar to PR001 except that there is a pod of coarsely crystalline white calcite at the upper edge of the sample. The white calcite is not included in the sample, which is an 80 cm. continuous chip down the fall line.

PR003

In a transition area between unoxidized material, above, and oxidized material, below. Unoxidized material exhibits a collapse-breccia-like texture with sub-rounded “cobbles” of limestone in soft black clay-bearing matrix material. The sample is an 80 cm. continuous chip in the unoxidized material, down the fall line.

PR004

About 3 meters, clockwise or north, along the pit wall from PR003. In the oxidized material below the unoxidized type sampled in PR003. Poddy white calcite is present. About 50% of the sample is white calcite and 50% is oxidized limestone. Fractures and bedding planes in the limestone are filled with rusty-weathered clay-rich material. The limestone has a collapse breccia texture similar to PR003. The sample is a 140 meter continuous chip down the fall line.

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Figure 9.1 Typical Cross Section in a Mineralized Zone

WHITE KNIGHT RESOURCES Ltd.

GOLD PICK PROJECT

SouthWest Extension Zone - Section View

WEST
EAST
ROCK UNITS
Dld Lower Denay Fm.
Dmc
Dmb McColley Canyon Fm.
Dmk
Slm Lone Mountain Dolomite
GOLD PICK
OPEN PIT
Dld
Dmc
Dmb
Dmk
Slm
7700'EL
7500'EL
November 2002
GOLD MINERALIZATION
Drill Hole Intersections
> 0.10 oz/T Au
> 0.02 - 0.10 oz/T Au
Interpreted Grade Contours
Fault
0 200 Feet
0 60 Meters
Section View looking Northwest
Section width 50': 25' towards & away from observer
White Knight Resources Ltd.

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10.0     EXPLORATION

Most of the exploration-derived information in this report is based on the work by Atlas in the 1980’s and 1990’s. Quito’s exploration effort has consisted entirely of drilling.

10.1     Exploration by Atlas

The exploration done by Atlas, prior to and in conjunction with the development of Atlas’ mines, is described, in a general sense, in Section 6.2 of this report. MDA has not reviewed details of Atlas’ exploration programs. The information in the present section is summary in nature, derived from Atlas Corporation, 1994, and Mineral Resources Development Inc., 1995. Results of individual components of the exploration work are not described herein. In essence, the descriptions of the geology and mineralization of the project area that appear in Sections 7.2, 9.0 and elsewhere in this report are the results of the exploration work done by Atlas.

MDA lacks information as to how much of Atlas’ exploration work was done “in-house” and how much, if any, was done by third party contractors.

As of December 1994, the direct exploration costs on the Gold Bar claim block were estimated to have been $9,360,000 (Atlas Corporation, 1994). The following exploration work had been done or was under way:

Geological Mapping

o	A program of outcrop mapping at 1:6000 was in progress. More detailed mapping at scales of 1:2400 and 1:1200 had been done where warranted.

Geochemical Exploration

o

Geochemical exploration had been used extensively. Outcrops, soils, and vegetation containing anomalous gold and gold pathfinders were associated with all of the deposits discovered to that date. Elevated levels of antimony, arsenic and mercury are spatially related to the gold mineralization and may form geochemical haloes.

o	Hydrothermally altered rocks were routinely sampled during the course of geological mapping, and a soil grid had been completed over much of the satellite deposit area.

o

A "tremendous" amount of geochemical data had been gathered on the Gold Bar claim block. Tens of thousands of soil samples, drainage sediment samples, botanical samples, and rock chip samples had been collected. At the time of the 1994 report the geochemical data was in the process of being computerized. Quito is currently entering the data into computer files.

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Geophysical Exploration

o	At the time of the Atlas Corporation report in 1994, very little use had been made of geophysical exploration. Joint venture partners had completed CSAMT surveys over parts of the district.

o	The Mine Resources Development Inc. report of 1995 does not indicate that any geophysical surveys of consequence had been done in the vicinity of the Gold Pick and Gold Ridge deposits.

Underground Exploration

o

According to information on the web site of White Knight Resources Ltd. in November of 2005, Atlas had considered mining high-grade mineralization in the southwest extension of Gold Pick East by underground mining methods. In the late stages of mining, an exploration adit was driven to better define reserves in the north wall of the pit and to define underground reserves in the southwest extension. However, the drift never reached the southwest zone, and no underground reserves were delineated.

10.2      Exploration by Quito Gold

Quito Gold’s exploration of the Gold Pick and Gold Ridge property has consisted entirely of drilling. That work is described in Section 11.2.

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11.0     DRILLING

11.1     Drilling by Atlas

In the main project database available to MDA, all but 7 of more than 1,200 drill holes are reverse circulation drill holes. The records available to MDA do not contain specific information about the drilling and sampling equipment and protocols employed by Atlas and its drill contractors. It is apparent from the drill logs and database that a 5 foot sample interval was used almost exclusively.

Mr. G. M. French, a consulting geologist who worked for Atlas, recalls that a company geologist was on site at all times to supervise the sampling and drilling. Water was never encountered, and almost all of the mineralized zones were drilled dry.

11.1.1   Core Drilling by Atlas

In the database of Atlas’ drill holes, seven holes, amounting to 4,376 feet, have prefixes indicating that they are core holes. Very good drill logs exist for five of the seven holes. Those for which logs are missing appear to have been pre-collared using an RC drill. Logs exist for the part of the holes drilled with RC equipment, but the logs for the cored sections are not in the binders where they should be found.

According to the logs, 3 holes were drilled using NQ bits, which produce 1.875 inch diameter core. One hole was drilled with HQ bits, which yield 2.5 inch diameter core. Another, according to the log, was drilled with “NC” equipment. MDA is not aware of a common core size designated as “NC”. Either one hole was drilled using unusual equipment, or the core size was written into the log incorrectly. MDA does not know the size of the core that was obtained from the two holes for which the core log is missing.

Details of the core drilling procedures are not in the records that MDA has reviewed. Judging by the good quality of those logs that are available, considerable care was taken. A default sample interval of 5 feet was employed, but many of the samples had other lengths, based on geological criteria such as contacts between units or visually observed changes in grade of mineralization.

11.2     Drilling by Quito

Between August 26th, 2005 and the end of September, 2005, Quito Gold drilled 10 reverse circulation drill holes totaling 6,020 feet. The locations of these holes are illustrated in Figure 11.1. Eight of them are aligned in a southwesterly direction across and southwest of the Gold Pick Pit. All of the holes were located to test for southwestern or northwestern extensions of the mineralization at Gold Pick.

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11.2.2   Quito Gold’s Reverse Circulation Drilling Protocol

Quito Gold has issued a Reverse Circulation Drilling Protocol that is applied during the course of its exploration drilling. This section is excerpted from that protocol.

An experienced geologist, representing Quito Gold, is present at the drill rig at all times when the rig is actively drilling. The duties of this geologist are:

1.	Liaison between the drillers and the company

a.	The geologist is required to be familiar with all aspects of the drilling contract.
b.	The geologist obtains daily drill logs from the driller, reviews and signs them.

2.	Supervision of Drilling Activities

a.	Drill set up

1.	Supervise the set-up of the drill on each site, including alignment of the hole.
2.

Two sets of drill sample bags are labeled with the hole number and footage. The second set of sample bags is labeled with an “A” suffix, which indicates field duplicate samples. The sample bag tag is labeled when wet drilling conditions are anticipated.

3.	Chip trays are labeled with the drill hole number and footage.

b.	Drilling
	1.	The geologist records all significant drilling events and any problems that occur.
	2.	The bit and hammer types used are recorded. The use of an RC hammer is preferred; a tricone bit is used only when it is absolutely necessary.
	3.	The rate of drilling is monitored.
	4.	Intervals of wet and dry drilling and the depths of any water injection are recorded, as are the depth to the water table and the approximate rate of water flow.
	5.	The geologist supervises any down-hole surveys.
	6.	The geologist ensures that the hole is properly plugged and cemented, and obtains a GPS reading for the collar location.

3.	Sampling Drill Holes

A description of the drill hole sampling protocol employed by Quito Gold appears in Section 12.2 of this report.

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4.	Geological Logging

The rig geologist maintains a geological log of the drill hole on the appropriate logging form. The field log is as detailed as is possible under field conditions. More detailed logging, using a binocular microscope, is done later.

11.2.3   Results of Quito Gold’s Drilling

The locations of Quito Gold’s 2005 drill holes appear in Figure 11.1 and Figure 11.3. Table 11.1 sets out those intervals in which gold exceeds 0.01 oz. Au/t. All intervals in the table are drill intercepts. Due to the podiform morphology of the mineralized bodies, influenced by structures, it is not possible to estimate the true thickness of individual intercepts.

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Table 11.1 Summary of Quito Gold’s Drill Intercepts

Drill Hole	Zone Tested	Total Depth (ft.)	From (ft.)	To (ft.)	Intercept Thickness (ft.)	Gold (opt)	Gold (ppm)
GPQ-1	SW	480	310	355	45	0.037	1.255
			380	405	25	0.052	1.788
		including	395	400		0.172	5.898
			435	445	10	0.016	0.565
GPQ-2	SW	550				NSV
GPQ-3	SW	540	450	515	65	0.018	0.611
GPQ-4	SW	720	570	585	15	0.014	0.48
			600	605	5	0.011	0.38
			615	630	15	0.014	0.466
			645	655	10	0.017	0.576
			660	665	5	0.011	0.373
			705	710	5	0.012	0.402
GPQ-5	SW	700				NSV
GPQ-6	SW	740	515	545	30	0.062	2.112
		including	520	525		0.23	7.88
GPQ-7	SW	600*				NSV
GPQ-8	NW	450	355	435	80	0.027	0.941
		including	410	430		0.047	1.602
GPQ-9	NW	600	225	250	25	0.143	4.907
		including	230	235		0.226	7.76
			365	385	20	0.02	0.689
			405	410	5	0.04	1.374
			435	440	5	0.015	0.504
GPQ-10	NW	610				NSV
Notes:	Original table prepared by Quito Gold; re-formatted and checked by MDA Grades over intervals greater than 5 ft. are length weighted averages.

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Figure 11 . 1 Drill Hole Plan Map

Legend
Drill Hole Collars
Holes Drilled by Quito Gold
Holes Drilled by Atlas, not audited
Holes Drilled by Atlas, audited by MDA
Other Symbols
Property Outline
Deposit
Pick
Deposit Name
N
Goldstone
Gold Canyon
Gold Pick
Cabin Creek
0
1000 ft US
279000 ft US
281000 ft US
283000 ft US
285000 ft US
287000 ft US
289000 ft US
291000 ft US
293000 ft US
1844000 ft US
1842000 ft US
1840000 ft US
1838000 ft US
1836000 ft US

Coordinates are Nevada State Plane East.
Geographic Datum is NAD 27.
Scale: 1:20,000
Drafted by MDA based on information provided by Quito Gold and on a drill hole database supplied by Atlas in 1995.

Mine Development Associates

Quito Gold Corp. Gold Pick Project

Drill Hole Plan Map

Figure 11.1

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Figure 11 . 2 Drill Hole Plan Map, Gold Pick Area

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Figure 11 . 3 Drill Hole Plan Map, Gold Ridge North Area

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12.0     SAMPLING METHOD AND APPROACH

12.1     Atlas’ Drill Hole Sampling Procedures

Atlas’ drill hole sampling procedures are not specifically documented in the reports available to MDA. Mr. G. M. French recalls that in reverse circulation drill holes a Gilson sample splitter was used. A typical sample size was in the 12 to 15 pound range.

In the case of sampling drill core, Mr. French recalls that the core was sawn rather than spit using a percussion splitter.

12.2     Quito Gold’s Drill Hole Sampling Protocol

Quito Gold’s protocol for sampling drill holes is as follows:

1.

Samples are collected continuously, using 5 foot intervals. Dry sampling using a Gilson Splitter is preferred. Wet sampling using a cyclone and wet rotary splitter is done only when conditions preclude dry sampling.

2.

The splitter is set up to collect two samples, one as the primary assay sample and the second as a duplicate, the “A” series. The duplicate is obtained by use of “Y” splitter on the outlet of the wet rotary splitter or from the reject of the Gilson splitter.

3.	The geologist cleans the splitter between samples.

4.	The driller adjusts the splitter as needed to ensure that the samples do not overflow the bags. The proportion of the total material taken as samples is recorded.

5.	Chip-tray samples are collected from the reject side of the splitter and are representative of the entire 5 foot interval from which they come.

This sampling protocol should provide a high quality sample, provided that all of the equipment is working correctly. Some of the salient results of Quito Gold's drill hole sampling are set out in Table 11.1, which appears in Section 11.2.3.

12.3     MDA Field Samples

One of the authors, Ronning, visited the Gold Pick area on November 30th, 2005. During the course of that visit Ronning collected 4 rock samples in the Gold Bar pit. The purpose of the samples was simply to verify that mineralization of the style described in the voluminous documentation of the Gold Pick deposit indeed exists. The samples were not intended to duplicate any previous samples, nor were they intended to characterize the dimensions and average grades of any body of mineralization.

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All of MDA’s samples were continuous chip samples. Such a sample consists of a series of rock chips collected along the line of sample, with each chip being adjacent to and touching the edge of the preceding and succeeding chip. The samples ranged in length from about 80 cm. (31 inches) to about 150 cm. (59 inches). Each one weighed between 2 and 3 kilograms. Ronning collected the samples, using an ordinary rock hammer. The chips were collected with one hand while hammering with the other. Quito Gold provided the sample bags, and equipment.

There is a considerable competency contrast between the relatively soft decalcified, mineralized material, and the more intact limestone. This makes it difficult to collect an unbiased sample, if the interval to be sampled includes both types of material, as is the case where MDA sampled.

There was snow on the ground at the time of MDA’s visit, and it was necessary to clear about 30 centimeters snow off parts of the sample sites before collecting samples.

Technical Report, Gold Pick Project Quito Gold Corporation	Page 58

13.0     SAMPLE PREPARATION, ANALYSES AND SECURITY

13.1     Security, Analytical and Quality Control Protocols employed by Atlas

MDA has no specific information as to any security procedures that might have been employed by Atlas to protect samples. At the time of Atlas’ work, security and chain of custody issues were less prominent than they are now, and formal protocols were not usually in place.

The majority of the samples in the drill hole database were analyzed for gold by Chemex Labs Inc. (Chemex). This lab is now part of ALS Chemex.

Judging from the assay certificates that MDA did examine, the standard analytical procedure in use was to crush and split the sample, then pulverize a sub-sample to “approx 150 mesh” using a ring pulverizer. The gold analysis was typically done using a 30 gram sub-sample, a fire assay preparation and an atomic absorption finish.

The analytical procedures had a range of detection of 5 ppb Au to 10,000 ppb Au. Samples that contained greater than 10,000 ppb Au were routinely re-analyzed using a fire assay preparation with a gravimetric finish. The Gold Pick database contains results from 32 such re-analyses of over-limit samples.

Atlas did run some check analyses of their samples. These are discussed and evaluated in Section 14.1.6 of this report under Data Verification.

13.2     Security, Analytical and Quality Control Protocols employed by Quito Gold

The protocols employed by Quito Gold relating to sample security, analyses and quality control measures are listed below. More details specific to each of the two laboratories Quito Gold uses can be found in Appendix D.

1.	Sample shipping and Chain of Custody

Drill samples are stored and shipped in an organized manner in order to avoid mix ups and to establish a chain of custody.

a.	Samples are stored at the drill site until they are dry enough to be transported.
b.

The geologist inventories the samples, places them in fiberglass rice sacks, seals the sacks, and then transports the samples to a pre-arranged point where they are picked up by representatives of the analytical laboratory.

	1.	Torn or broken bags are re-bagged and relabeled.
	2.	The geologist completes a laboratory submittal sheet.
	3.	A separate list is maintained with notes on the samples.

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4.	Coarse blanks (samples known to contain little or no gold) are inserted at specified intervals.

2.	Assay Submittals

a.

American Assay Labs (AAL) is the primary assay lab and BSi Inspectorate is the check lab. All drill samples are assayed for gold and silver. A fire assay preparation with an AA finish is used. 30 gram sub-samples of the pulverized sample material are employed.

b.

Pulverized sample material is composited, by the laboratory, into 20 foot intervals. The composited material is analyzed for arsenic, antimony, mercury, barium, copper, lead and zinc by atomic absorption spectrometry.

	c.	Sample sequences are submitted to the lab as entire holes, never as partial holes. This helps to keep the quality control parameters uniform for each hole.

3.	Quality Control

Quality control procedures involve the insertion of coarse field blank samples into the sample sequence, the assay of randomly selected field duplicates (the “A” series samples), duplicate assays of coarse rejects, and the assay of duplicate samples through the umpire lab for all mineralized intervals.

a.

To check for contamination in the sample preparation process, one coarse blank sample, known as the “rhyolite standard”[16] , is inserted at the beginning of each drill hole. It is labeled with the drill hole number at the footage 0 to 5. Substituting the blank sample for the first sample interval affects the first 20 foot composite sample used for trace element analysis, but this effect can be back-calculated out of the composite analysis to arrive at trace element concentrations for the 5 foot to 20 foot interval.

	b.	The actual sample material from the 0 to 5 foot interval is submitted to the check lab (BSi Inspectorate) for analysis.
c.

One randomly selected field duplicate per 100 feet of drilling, equivalent to one sample in 20, is submitted to BSi Inspectorate for check fire assay. The remainder of the field duplicate samples are stored on the site until all assays have been received for each hole.

d.

If a sample is found by the first analysis to contain more than 0.01 ounces of gold per ton, the coarse reject for that sample is analyzed by the primary lab, AAL. The field duplicate for that sample is sent to BSi Inspectorate for analysis.

______________________________
16 The “rhyolite standard” is in fact a coarse blank, not a standard. The material is crushed unaltered rhyolite purchased from a local landscape supplier. The material is about the same crushed size as RC cuttings, making it less likely that the laboratory will identify it as a quality control sample. The range of values that Quito Gold has received for the blank is <3 to 31 ppb gold, with an average of 8 ppb gold, from 22 samples run by American Assay Laboratories.

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e.

Standard and blank pulp samples are not employed. Quito Gold relies on the laboratories’ internal quality control for checking the quality of the final analyses. American Assay inserts two standards and one blank pulp into every batch of 50 samples.

MDA believes that the sample shipping and analytical protocols employed by Quito Gold are suitable for the present phase of exploration drilling. The quality control measures employed are adequate, although the following changes could be made, and are advised if drilling progresses beyond exploration to a delineation stage:

•

Inserting a coarse blank sample at the beginning of each hole, as Quito Gold does, is useful. Blanks should also be inserted in other parts of the sample stream. It is useful to deliberately place some blanks in the sequence immediately following groups of samples that are expected to be mineralized. This would act as a check on whether any gold from mineralized samples is finding its way into and contaminating immediately subsequent samples during the sample preparation and analysis process.

•

Some independently prepared commercial standards should be inserted into the sample sequence. Since these are normally acquired as pulps, the laboratory will probably recognize that they are standards. Nevertheless, the laboratory will not know the expected value of the pulp standards. The percentage of standards used should be tailored to the characteristics of the mineralized body, but at this early stage of Quito Gold’s exploration, with little statistical data available, one standard in every batch of 20 samples would be a reasonable approach.

•

With the current protocol, no material processed by the primary laboratory is ever analyzed by the check lab. Thus there is never a direct check of the primary lab’s work by the check laboratory, and any sample reduction or analytical bias between the two laboratories would not be detected. The following procedures would help to reveal any such bias:

	o	Duplicate splits of some of the coarse rejects prepared by the primary lab should be sent to the check lab for analysis.
	o	Duplicate splits of some of the pulps prepared by the primary laboratory should be sent to the check lab for analysis.
	o	One approach would be to use the same sample interval for the field duplicate Quito Gold already sends to the check lab, a coarse reject duplicate and a pulp duplicate.
	o	Shipments of samples to the check laboratory should contain blanks and standards drawn from the same reference materials as the blanks and standards sent to the primary lab.

13.3     MDA Field Samples

MDA’s field samples were collected during the course of a visit by Ronning, in company with Mr. Robert Cuffney, Vice President, Exploration for Quito Gold’s associated company, White Knight Gold (U.S.) Inc. After they were collected, they remained in the field vehicle with Ronning and Cuffney until Ronning took them to his hotel room in Reno, NV, the same day they were collected. From the hotel

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room, Ronning carried them by vehicle to MDA’s office in Reno. Neil Prenn of MDA delivered them to ALS Chemex’ laboratory in Reno, NV.

Table 13.1 sets out the procedures used for the preparation and analysis of MDA’s samples. For such a small group, four samples, no quality control procedures were employed or warranted, except for the laboratory’s in-house checks.

Table 13.1 Analytical Procedures Used for MDA Samples.

Element	ALS Chemex Method Code	Detection Range, ppm	Description of Method
prep	CRU-31	n/a	jaw and/or roll crushers are used to crush the sample to 70% -2mm or better
	SPL-21	n/a	sample is split using a riffle splitter
	PUL-31	n/a	pulverize a split of up to 250 grams to 85% passing 75 micron or better pulp produced is split to provide 2 sub-samples, one for gold analysis and one for ICP
gold	Au-AA26	0.01 to 100	fire assay fusion of 50 gram sub-sample; analysis by atomic absorption spectrometer
47 elements	ME-MS61	varies by element	four acid “near-total” digestion (HF - HNO3 – HClO4 digestion, HCl leach); determination by ICPMS or ICPAES depending on element.
mercury	Hg-CV41	0.01 to 100	aqua regia digestion / cold vapor atomic absorption spectrometry
Notes: Information derived from the current (as of Jan 2006) version of ALS Chemex’ catalog.

According to ALS Chemex’ catalog it holds ISO 9001:2000 accreditation at its North American laboratories. Information on ISO standards can be found on the internet at www.iso.org.

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14.0     DATA VERIFICATION

14.1     Checking the Drill Hole Database

For this study, MDA used a drill hole database that had originally been provided by Atlas in 1995. Descriptions of the available tables and the checks that MDA did follow:

14.1.1   Assay Table

The assay table contains the following data fields or columns. Note that this list is not the field names used in the database, but descriptions of what the fields contain:

  Drill hole identifier. This has 1,217 unique hole identifiers.
  Sample identifier. This field is not used and mostly contains “99999” to indicate that it does not contain data.
  Starting and Ending intervals for samples.
  Gold Fire Assay in ounces per ton. In the vast majority of cases this number is converted from an original analysis reported in parts per billion. This is the field used to obtain gold grades for resource estimation. It contains 111,121 entries.
  Gold analysis by Atomic Absorption. This has 24,445 entries, of which 6,113 are greater than 0.
  Gold analysis by cyanide extraction. This has 27 entries.
  Mini-CIL results. These were intended to provide information that could be used to predict mill recoveries. This has 1,725 entries.
  A stratigraphic code.
  A code called Mod1
  A code called Mod 2
  A code for degree of oxidation.
  A code for alteration.
  A code for intrusive rocks.

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Table 14.1 Results of Checking the Assay Data Table

Item	Count of Item	Count of Checked	Percent Checked	Count of Errors	Percent Errors
Number of Drill Holes	1,217	144	12%	n/a	n/a
Feet of Drilling	558,930	73,408	13%	n/a	n/a
Number of Assay Intervals Having Data	111,121	14,624	13%	20	0.1%
Total Feet Assayed	555,525	73,118	13%	100 ft.	0.1%
Maximum Assay Interval	20 ft.
Minimum Assay Interval	1 ft.
Average Assay Interval	5 ft.
Count of 5 ft. Intervals	110,655
Count of Intervals < 5 ft.	285
Count of Intervals >5 ft. and <= 10 ft.	174
Count of Intervals > 10 ft.	7

MDA checked approximately 13% of the assay data against copies of the original laboratory certificates. The results of that check, as indicated in Table 14.1, indicate an error rate in assay data entry of only about 0.1% . The assay table is unusually free of errors.

While doing the checks for errors in the gold analyses in the database, MDA noted an apparent inconsistency in the manner of entering gold analyses that were below the detection limit. In some instances, gold analyses below the detection limit were entered as 0.001 oz. Au/ton. In other instances they were entered as 0.000 oz. Au/ton. MDA does not believe that this inconsistency should be included in the error count, as it would have little or no impact on resource estimation. However, the inconsistency should be rectified. Neither 0.000 nor 0.001 is a suitable code for results below the detection limit. If the database software in use cannot handle the usual “less than” symbol, “<”, a numerical code should be used that cannot be mistaken for a positive value, as could 0.001, nor for a null value, as could 0.000.

MDA found that copies of printed analytical certificates are unavailable for 373 drill holes. The documentation for these holes does include print-outs of analytical data that appear to have come from electronic databases. Some of the print-outs are dated from the period of Atlas’ work; others are dated 2005. Quito Gold has advised MDA that the analyses for these holes were done at the Gold Bar mine laboratory, and analytical certificates such as would commonly be issued by a commercial lab are not available.

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14.1.2   Collar Table

The collar table contains the following fields or columns:

•	Drill hole identifier. The table contains information for 1,217 drill holes.

o

The drill hole identifier has a project code as its prefix. The project code identifies the area, the type of drilling and in some cases the purpose. For example, Project 33 indicates Gold Pick. Most of the Gold Pick holes were drilled using reverse circulation equipment; hence hole 33-14 was a reverse circulation drill hole in the Gold Pick area. Project 36 indicates Gold Pick core drilling; hence hole 36-4 was a core hole drilled at Gold Pick.

•	Easting and Northing coordinates in modified state plane.

•	Elevation in feet.

•	Depth of the drill hole in feet.

MDA did not check the collar table against original survey data. As a quick check of “reasonableness” for the collar data, MDA did a computer-driven 3-dimensional visualization of all of the drill holes superimposed on a digital terrain model. The latter was created from a 3-dimensional cad drawing of contours, using SimuTerra(™) software to create a 3 dimensional “surface”. The terrain is sufficiently rugged that any drill hole collar that is incorrectly located would probably appear either above or below the topographic surface. This quick check is not rigorous; it is possible that a hole could be mis-located but coincidentally appear to be at the correct elevation.

Two obvious errors were found; one drill hole (58-25) had an elevation of 0 feet above sea level in the database. That was corrected by checking against an entry in the paper drill hole log. Another hole, 37-26, plots about 200 feet above the local topographic surface. MDA has not found a way to rectify this. Fortunately hole 37-26 is well outside of any reasonable resource boundary for Gold Pick and Gold Ridge North.

14.1.3   Down-Hole Survey Data Table

The table contains data for 1,217 drill holes. Of those, 958 holes have data only for the collar; in other words down-hole surveys were not done. The other holes have down-hole surveys ranging in number from 1 to 29, excluding the collar measurement.

MDA used MicroMine(™) software to check for implausible down-hole survey data. The criteria were that a change of 5° between two consecutive measurements of hole plunge was suspect, and a rate of

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change of plunge exceeding 0.5 ° per foot was suspect. Table 14.2 shows the suspect measurements that were identified. Suspect data are boldfaced and underlined; adjacent data appear for context.

Although it is unlikely that these suspect data would have had a significant effect on past resource estimates, they should be deleted or rectified before the Gold Pick – Gold Ridge database is again used for a resource estimate.

Table 14.2 Suspect Down-Hole Survey Data

HoleID	SrvDepth	Plunge	Azimuth	Suspect
23-341	120.00	-57.20	232.40
23-341	130.00	-49.40	232.30	Yes
23-341	140.00	-56.10	232.20
23-341	280.00	-59.80	230.70
23-341	290.00	-90.00	0.00	Yes
23-342	260.00	-83.40	313.10
23-342	270.00	-90.00	0.00	Yes
33-545	25.00	-63.50	288.30
33-545	50.00	-72.90	287.90	Yes
33-545	75.00	-65.30	287.10
33-546	75.00	-44.30	277.50
33-546	100.00	-50.50	277.40	Yes
33-546	125.00	-46.60	277.30
33-607	100.00	-49.40	107.30
33-607	150.00	-57.20	107.10	Yes
33-607	200.00	-52.20	107.50
33-648	0.00	-89.20	202.90
33-648	50.00	-81.40	196.20	Yes
33-682	150.00	-57.10	237.10
33-682	200.00	-67.40	236.40	Yes
33-682	250.00	-63.20	235.90
33-686	300.00	-61.20	59.90
33-686	350.00	-90.00	0.00	Yes
33-686	400.00	-61.60	60.30

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14.1.4   Gold Ridge Database

The Gold Ridge database contains 342 drill holes with 25,641 assay intervals. Table 14.3 shows the minimum and maximum collar information in the database. Table 14.4 shows the statistics of the assay data.

Table 14.3 Gold Ridge Collar Information

Item	Hole	North	East	Elevation	Depth
Minimum North Maximum North Minimum East Maximum East Minimum Elevation Maximum Elevation Minimum Depth Maximum Depth	35-5 GR-232 GR-3 GR-175 82-001 GR-232 23-368 GR-285	1,836,256 1,842,294 1,841,560 1,839,939 1,838,523 1,842,294 1,840,777 1,838,706	284,985 284,196 283,059 287,144 284,257 284,196 284,714 286,153	8,245 9,000 8,714 8,756 7,827 9,000 8,490 8,694	145 500 590 600 205 500 50 725
Total Footage Number of Holes	128229 342

Table 14.4 Gold Ridge Assay Statistics

Item	Cutoff	Valid N	Mean	Minimum	Maximum	Std.Dev.	C.V.
oz Au/t (Fire) oz Au/t (AA)	0.000 0.000	25,544 3,320	0.004 0.006	0.000 0.000	0.410 0.240	0.0162 0.0183	3.84 2.85
oz Au/t (Fire) oz Au/t (AA)	0.001 0.001	5,839 1,501	0.017 0.014	0.002 0.000	0.410 0.240	0.0307 0.0251	1.81 1.78
oz Au/t (Fire) oz Au/t (AA)	0.010 0.010	1,465 475	0.052 0.038	0.020 0.000	0.410 0.240	0.0461 0.0332	0.89 0.87

Figure 14.1 shows a qq plot of the fire assay distribution of the Gold Ridge deposit above 0.001 oz Au/t which shows population breaks around 0.06 and 0.20 oz Au/t.

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Figure 14.1 Gold Ridge Assay Distribution

14.1.5   Gold Pick Database

The Gold Pick database contains 889 drill holes with 87,771 assay intervals. Table 14.5 shows the minimum and maximum collar information in the database. Table 14.6 shows the statistics of the assay data.

Table 14.5 Gold Pick Collar Information

Item	Hole	North	East	Elevation	Depth
Minimum North Maximum North Minimum East Maximum East Minimum Elevation Maximum Elevation Minimum Depth Maximum Depth	37-5 37-15 37-25 37-3 58-25 33-215 33-507 33-773	1,836,507 1,842,115 1,841,758 1,838,614 1,840,255 1,839,682 1,838,479 1,837,564	290,748 289,817 286,302 292,165 289,860 287,151 289,676 288,284	7,701 7,802 8,709 7,569 0 8,759 7,622 8,295	625 725 425 525 445 645 30 825
Total Footage Number of Holes	438,776 889

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Table 14.6Gold Pick Assay Statistics

Item	Cutoff	Valid N	Mean	Minimum	Maximum	Std.Dev.	C.V.
oz Au/t (Fire) oz Au/t (AA)	0.000 0.000	87,149 21,125	0.006 0.006	0.000 0.000	1.310 0.402	0.0205 0.0199	3.51 3.20
oz Au/t (Fire) oz Au/t (AA)	0.001 0.001	22,533 8,924	0.021 0.015	0.002 0.000	1.310 0.402	0.0364 0.0285	1.78 1.94
oz Au/t (Fire) oz Au/t (AA)	0.010 0.010	9,049 4,227	0.045 0.029	0.011 0.000	1.310 0.402	0.0483 0.0364	1.09 1.26

Figure 14.2 shows a qq plot of the fire assay distribution of the Gold Pick deposit to be similar to the Gold Ridge deposit above 0.001 oz Au/t.

Figure 14.2 QQ Plot of Fire Assays

Figure 14.2 illustrates that the two assays above 0.50 oz Au/t should be cut to 0.50 oz Au/t.

14.1.6   Check Analyses

The Gold Pick database, as received by MDA, does not contain any check sample data. There are, however, some check sample data filed with the paper data in binders that MDA received from Quito

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Gold. The checks were re-runs of certain samples. The available data consist of laboratory certificates and database print-outs, with little other documentation. At least four laboratories were involved; Chemex, Cone Geochemical Inc., Hunter Mining Laboratory Inc. and the Gold Bar Mine lab. In addition, the BLM checked 24 drill hole intercepts when the 8 claims were patented.

One aspect of the check samples that render them less useful than they should be is that for the most part there is no information as to the nature of the duplicate sample that was being checked. Possibilities include field duplicates, second splits from the coarse crush (coarse reject) material, or second splits from the pulps. Lacking that information, an assessment of the check samples is equivocal. Nevertheless, it is useful to compare the check samples to those in the database. Were the check sample results to be greatly different than the results in the database, there would be some cause for concern. The first step in the process of assessing the check samples was data entry, by hand, into spreadsheet files, followed by checks of the data entry. MDA did this in its Reno office. The check data were then loaded into tables in the project database, using Microsoft Access™. Several charting and software tools were employed in comparing the check data with the primary data.

Since the check samples originated with several different laboratories, they are not truly a single data set. MDA has chosen to examine check samples from each laboratory separately.

14.6.1.1 Check Analyses from Chemex

The available certificates contain 744 check analyses by Chemex. The checks are either reported in oz Au/t or parts per billion Au. Several different preparation and analytical codes appear on the certificates. The codes are now outdated so it was not possible to determine their meanings using ALS Chemex’ current catalog. It would be possible to search out the meanings of the old codes with assistance from ALS Chemex, but MDA did not do so in this instance.

In order to do a rigorous comparison it would be necessary to treat each combination of sample preparation and analytical procedure as a unique data set. Unfortunately this would result in the Chemex data set being reduced to multiple small subsets, unwieldy to work with and of reduced significance due to their small size.

MDA chose to compare the Chemex check data using two subsets. The first subset consisted of all of Chemex’ analyses reported in oz Au/t. There are 197 such analyses. MDA found that a number of Chemex analyses had to be rejected as suspect. Most of the samples rejected as being suspect appeared on two or more check analytical certificates, and had markedly different gold analyses on the different certificates. MDA suspects that there was some sort of record-keeping error, but has no certain knowledge of the reason.

Once all suspect analyses were removed from the data set, there were 126 samples, analyzed by Chemex and reported in oz Au/t, available for comparison with the primary data set. These 126 results are compared in the scatter plot in Figure 14.3. The scatter plot indicates that, with the exception of one

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notable outlier, the Chemex check analyses compare well with the gold values in the database. A paired “T” test shows that, at the 95% level of significance, the Chemex data cannot be distinguished from the gold values in the database.17

Figure 14.3 Comparison, Chemex Check Analyses oz/ton

Figure 14.4 Comparison, Chemex Check Analyses ppb

______________________________
17 The “T” test is a commonly used statistical test that can show whether there is a statistically meaningful difference between the means of two sets of data. Details are beyond the scope of this report.

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The second subset of Chemex data that MDA compared to the database consisted of those Chemex results reported in parts per billion (ppb). There were 439 such analyses that could be compared with analyses of the same sample, contained in the database. Figure 14.4 is a scatterplot showing the comparison. Two things are evident. First, there is a bias to the high side in the check analyses relative to the database. In other words, on average the check analyses reported slightly higher gold contents than are contained in the database. This is borne out by summary statistics for the two variables, set out in Table 14.7.

Table 14.7 Comparison of Statistical Parameters, Database vs. Chemex Checks

Variable	Number	Mean oz Au/t	Median oz Au/t	Std.Dev.	Std. Error of Mean
Database Au	439	0.0395	0.025	0.0419	0.00200
Check Au	439	0.0438	0.030	0.0439	0.00210
Variable	Min oz Au/t	Q1 oz Au/t	Q3 oz Au/t	Max oz Au/t
Database Au	0.001	0.013	0.053	0.329
Check Au	0.001	0.015	0.058	0.292

A T test at the 95% significance level indicated that the check sample data set of Chemex gold analyses reported in ppb is statistically distinct from the equivalent sample data set in the database.

The second point suggested by Figure 14.4 is that there is a set of points closely following the X axis for which the database contains much lower gold analyses than the check data would indicate. These are clearly suspect data that should be checked. The only way to check would be by obtaining new analyses. MDA does not know if this is now feasible.

To test whether eliminating the suspect data would significantly improve the comparison between the check data and the database, MDA repeated the statistical analysis using only samples for which both sets of analyses had values exceeding 0.01 oz Au/t. Although this produced a scatter plot that looked “nicer” than the one in Figure 14.4, the original and check data were still significantly different using the T test.

14.6.1.2 Check Analyses from Cone

The check data contain 125 analyses by Cone Geochemical Inc. (Cone), all of them containing gold values reported in ppm. Of those, 120 can be used to compare with the analytical database. Those that could not be used were rejected because they didn’t correspond to samples in the database, or because the analysis reported in ppm was so low that it appeared as 0 when converted to a 3-decimal place value in oz Au/t.

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The scatter plot that appears in Figure 14.5 shows a comparison between the database values and the Cone checks. The Cone data appear to be biased slightly towards the low side, compared to the gold values in the database. This is supported by the comparison of statistical parameters that appears in Table 14.8. A T test at the 95% significance level indicated that the check sample data set of Cone gold analyses reported in ppb is statistically distinct from the equivalent sample data set in the database.

Figure 14.5 Comparison, Cone Check Analyses ppm

Table 14.8 Comparison of Statistical Parameters, Database vs. Cone Checks

Variable	Number	Mean oz Au/t	Median oz Au/t	Std.Dev.	Std. Error of Mean
Database Au	120	0.068	0.055	0.0499	0.00455
Check Au	120	0.062	0.047	0.0479	0.00433
Variable	Min oz Au/t	Q1 oz Au/t	Q3 oz Au/t	Max oz Au/t
Database Au	0.001	0.037	0.084	0.304
Check Au	0.001	0.030	0.077	0.280

14.6.1.3 Check Analyses From Hunter

There are 124 unique samples analyzed by Hunter Mining Laboratory Inc. (Hunter) with matching samples in the database. The certificates from Hunter are the only ones that state what type of material was being analyzed. The material is variously described as rock chips, drill cuttings and rejects. It is

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likely that the material described as rock chips was really drill cuttings. The rejects would presumably have been splits from the coarse rejects prepared by some other laboratory. A data set that includes both drill cuttings and coarse reject material is not really a single coherent data set, but MDA chose to use it as a single data set in this instance.

Figure 14.6 is a scatter plot comparing the Hunter analyses to corresponding analyses in the database. With the exception of a few outliers near the y axis, the Hunter data compares very well to the database data. The Hunter analyses appear to be slightly higher than the database analyses in the mid-range, but overall a visual inspection of Figure 14.6 reveals no obvious systematic bias. The statistical parameters listed in Table 14.9 give the same impression. A T test at the 95% level of significance found no statistically significant difference between the Hunter data set and corresponding values in the database.

Figure 14.6 Comparison, Hunter Check Analyses

Table 14.9 Comparison of Statistical Parameters, Database vs. Hunter Checks

Variable	Number	Mean oz Au/t	Median oz Au/t	Std.Dev.	Std. Error of Mean
Database Au	124	0.067	0.055	0.04944	0.00444
Check Au	124	0.067	0.056	0.04946	0.00444
Variable	Min oz Au/t	Q1 oz Au/t	Q3 oz Au/t	Max oz Au/t
Database Au	0.001	0.036	0.084	0.304
Check Au	0.000	0.035	0.086	0.262

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14.6.1.4 Check Samples from Atlas Print-Outs

Accompanying the paper records of the Atlas drill holes, in almost all cases, are print-outs from what must have been a digital database containing the analytical data. In some cases there are records of check analyses, either labeled “resplit” or “rerun”. On some pages there is a header stating “Chemex Checks”.

MDA entered the check analyses into a spreadsheet and loaded them into the digital database for the purpose of comparing the analytical results in the database to the checks. These were apparently a different set of check analyses than any of those discussed in Section 14.6.1.1 through 14.6.1.3. Some of this set of checks must have been done by Chemex, but there is no evidence that they all originated with Chemex. The actual material that was checked is not stated. It was probably either coarse reject material or pulps. Some of the checks were done using a fire assay preparation and some were done simply using a digestion followed by determination using atomic absorption. Details of the analytical procedures are not recorded.

As with the other check samples, the lack of information about these renders them less useful than they could be. However, they are a substantial set of checks and a comparison with the primary data in the database is useful.

MDA elected to compare only the check analyses done using a fire assay preparation. There were 1,661 such analyses available for comparison. Figure 14.7 is a scatterplot showing the gold values in the database plotted against the gold values in the check samples. This produces a tightly clustered, near-linear plot. On close inspection, it appears that there is a slight but persistent high bias in the check samples. The majority of the data points plot slightly to the right of and below the y = x line. The suggestion of a positive bias in the check samples is borne out by a T test at the 95% level of significance, which found that there is statistically significant difference between the means of the database values compared to the check values. The check analyses, on average, had slightly higher gold values than those in the database. MDA has no way of determining which set of values is “better”, but having values in the database biased slightly on the low side lends a slightly conservative element to resource estimates.

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Figure 14.7 Comparison, Check Analyses from Print-outs

Table 14.10 Comparison of Statistical Parameters, Database vs. Checks from Print-Outs

Variable	Number	Mean oz Au/t	Median oz Au/t	Std.Dev.	Std. Error of Mean
Database Au	1661	0.04396	0.026	0.05150	0.00126
Check Au	1661	0.04419	0.026	0.05162	0.00127
Variable	Min oz Au/t	Q1 oz Au/t	Q3 oz Au/t	Max oz Au/t
Database Au	0.000	0.012	0.058	0.412
Check Au	0.000	0.012	0.058	0.412

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15.0     ADJACENT PROPERTIES

The information in this section is derived for the most part from the Gold Bar Review (Atlas Corp., 1999). Any other sources are acknowledged in the text.

Known deposits or prospects in the immediate vicinity of Gold Pick, that are not part of the Gold Pick Project, include the original Gold Bar Mine, Pot Canyon, Cabin Creek, Gold Canyon, Hunter, Wall, and south French Trail. All are considered to be “Carlin Type” deposits or prospects and have similarities to the Gold Pick and Gold Ridge. MDA notes, however, that information about those deposits that are not part of the Gold Pick Project, is not necessarily indicative of the mineralization on the Gold Pick Project. MDA has not done any form of verification of the information concerning these adjacent or nearby deposits or prospects. Some of these other prospects are controlled by Quito Gold or its parent company.

15.1     Gold Bar Mine

The Gold Bar orebody was hosted within decalcified portions of Unit 2 of the Devonian Upper Denay Limestone. Mineralization is both stratigraphically and structurally controlled, and generally it is associated with elevated As, Hg, and Sb. Only one deposit (Millsite, northwest of the Gold Bar Pit) was discovered, in contrast to multiple orebodies within the satellite pit area (the district that includes the Gold Pick and Gold Ridge). Exploration drilling done after production from the Gold Bar Mine ceased did suggest that targets may exist for further exploration.

15.2     Pot Canyon

The Pot Canyon prospect is centered in Section 5, T22N, R50E18 and covers approximately 120 acres. It is located less than one-half mile west of the Gold Canyon pit. The rocks exposed within the Pot Canyon area are lower plate carbonates of the Devonian Nevada Group, Devils Gate Limestones and Upper Plate Ordovician Vinini siltstones. The prospect is structurally and stratigraphically similar to Gold Canyon. The mineralization is hosted in the Upper Denay Units 2 & 3 and localized along northeast-trending structures. There are two targets in the Pot Canyon area. Both fall within a large soil anomaly associated with high angle structural jasperoids.

15.3     Cabin Creek

The Cabin Creek prospect is centered in Sections 2 and 11, T22N, R50E, covering about 760 acres. It is about 4,000 feet east of the Gold Pick Deposit in a similar geologic setting. A major north-northwest high angle fault separates Gold Pick and Cabin Creek and repeats the stratigraphic section. The geology consists of an east dipping section that ranges from Lone Mountain Dolomite through the McColley Canyon Formation to the lower part of the Lower Denay Limestone. Tertiary felsic volcanic rocks

______________________________
18 Township 22 North, Range 50 East

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cover part of the area. The Cabin Creek Deposit is hosted by the McColley Canyon Formation with the bulk of the mineralization occurring in the Bartine Member. Gold occurs in jasperoid and decalcified limestone in two pods separated along the strike by approximately 1,000 feet. The largest pod occurs along a northeast trending feeder fault that has been disrupted by a series of north-northeast trending structures. The smaller occurrence is less well defined due to volcanic cover, but may also lie along a northeast trending feeder. Both gold occurrences are exposed at the surface. Most of the known gold mineralization is oxidized.

15.4     Benmark

The Benmark Prospect is in Section 15, T22N, R50E. The rocks exposed within the Benmark area are dominated by the Devonian Devils Gate Limestone and siltstones of the Ordovician Vinini Formation. Minor Tertiary volcanics are exposed along the southeastern part of the project area. Decalcification or silicification of the Vinini Formation occur along the Roberts Mountain Thrust contact with the underlying carbonate rocks. Structural jasperoids in the Devils Gate Limestone are found along high angle structures.

Several targets have been identified in the Benmark area. A large soil anomaly in the north end of the project appears to be the result of shallow mineralization in the Vinini Formation associated with the thrust, accompanied by high angle structural jasperoids in the Devils Gate Limestone. Additional soil anomalies are also found in the same geologic setting along and east of the (Gold Bar) haul road. There are two targets in the Benmark area. Drilling by previous operators was focused on alteration and anomalous geochemistry in the Vinini Formation associated with the Roberts Mountains Thrust. This drilling intersected significant gold mineralization. A second target that has not been tested is postulated mineralization in the lower plate, in the Upper Denay Limestone.

At the time of writing, the Benmark prospect is controlled by White Knight Resources Inc., the parent company of Quito. MDA has not reviewed the Benmark prospect.

15.5     Gold Canyon

The Gold Canyon area is located in Section 5, T22N, R50E. Atlas mined a deposit in the Gold Canyon pit. The rocks exposed within the pit are units 2 & 3 of the Denay Limestone of the Nevada Group and the Devonian Devils Gate Limestone. The mineralization appears to be controlled by an east-northeast-trending, steeply dipping feeder structure. The mineralization along the northern portion of the Gold Canyon pit contains gold values which range from 0.10 to 0.20 oz Au/t with highly variable metallurgical recoveries.

15.6     Hunter

The Hunter prospect is located 1.5 miles northeast of Roberts Creek Ranch. The prospect is located on the east side of Roberts Creek, approximately two miles southeast of the Cabin Creek Deposit. The McColley Canyon Formation and upper Lone Mountain Dolomite crop out in two repeated sections

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separated by a northwest-trending high angle fault. The McColley Canyon Formation on the prospect is characterized by recessive weathering, subdued topography, and few outcrops. Float consists of iron-stained, decalcified limestone and jasperoid.

Large jasperoid bodies are found along the McColley Canyon Formation - Lone Mountain Dolomite contact and along northeast-trending faults. The jasperoids contain highly anomalous gold and gold pathfinder elements. A soil sampling grid collected on 200 foot centers identified a broad weak gold anomaly that generally corresponds to McColley Canyon Formation subcrop.

Previous operators discovered a body of gold mineralization located at the south end of the prospect area. Atlas Corporation (1999) ascribed a resource to that body, but MDA has no information as to the nature of and support for such a resource estimate.

At the time of writing, the Hunter prospect is controlled by White Knight Resources Inc., the parent company of Quito. MDA has not reviewed the Hunter prospect.

15.7     Wall

The Wall prospect is located in Rutabaga Canyon. The headwaters of Rutabaga Creek are about half a mile southwest of the Gold Ridge deposit and 500 feet south of Quito Gold’s Sno 40 and Sno 41 claims. MDA does not know precisely where on Rutabaga Creek the canyon and prospect are located. The Wall project area is dominated by a linear series of prominent cliff- forming jasperoid outcrops that have developed along a northwest trending fault above Rutabaga Canyon. The fault has juxtaposed rocks of the Ordovician Vinini Formation with the lower plate carbonate rocks of the Devonian Devils Gate Limestone. The jasperoids are locally highly anomalous in gold with values as high as 0.050 oz Au/t.

Atlas believed that the Wall prospect area merited exploration for a gold deposit formed in the Upper Denay Limestone host rocks where they intersect with the Wall Fault. This would involve drilling through the Devils Gate Limestone along the fault zone into the Upper Denay host rocks in areas where gold surface anomalies coincide with fault intersections. Some of these "cross structures" may have prepared the host rocks sufficiently to form mineralization.

15.8     South French Trail

The South French Trail prospect is less than one half mile north of the Gold Canyon pit, west of Quito Gold’s Sno claims. The South French Trail prospect is marked by a coherent gold soil anomaly located in an area of poorly exposed Upper Denay Limestone host rock. It is located on a major northwest trending high angle fault that at least partially controls mineralization in the Gold Canyon Deposit. An additional structural control may be the intersection with a northeast trending fault. Mineralization encountered in drilling to date is hosted in the Upper Denay Limestone, associated with decalcification and minor silicification. Some of the mineralization is carbonaceous and may be refractory.

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16.0     MINERAL PROCESSING AND METALLURGICAL TESTING

Atlas did considerable metallurgical testing of material from the Gold Bar and satellite deposits. MDA has not reviewed that information. The most telling fact relating to mineral processing of Gold Pick and Gold Ridge material is that some 2,800,000 tons of material from the two deposits was successfully processed through the Gold Bar Mill. Recovery information from the milling of material from each deposit is not available, as mill feed from all the deposits feeding the mill was commingled prior to processing, and no per-deposit recovery statistics were maintained. The historic overall gold recovery achieved at the Gold Bar Mill was in the order of 88%.

The Gold Bar Review (Atlas Corporation, 1999) provided a succinct summary of the processing facility:

“     The processing facility consists of a 3,200 tpd CIL mill. The plant commenced operation at a 1,500 tpd rate in 1987 and was later expanded to the current capacity. Historical recoveries averaged over 90% for oxide ores between 1987 and 1992. For 1993 and 1994 recoveries diminished as head grades declined and the ore became more refractory. (Presumably it was this decline in 1993 and 1994 that brought the overall average recovery down to the 88% noted above – MDA)

“     Some heap leaching of low grade ores occurred between 1988 and 1990. A total of 2,400 ounces were produced from this effort. The heap leach exercise was unsuccessful due to poor solution percolation caused by blinding of ore in the heaps. Agglomeration was not employed.

“     The comminution circuit consists of primary impact crusher followed by a SAG mill and two ball mills operating in closed circuit with cyclones. Ground slurry is pumped to the CIL circuit without an intermediate thickener. Slurry in the CIL circuit is leached and dissolved gold is adsorbed on carbon in a series of mechanically stirred tanks incorporating in-slurry screens. Carbon is advanced counter-current to the slurry flow. Loaded carbon is removed from the first tank in the series and sent to the stripping circuit. Carbon is stripped and gold is recovered in a standard Zadra circuit incorporating hydrochloric acid pre-treatment, pressure stripping and electrowinning, with thermal reactivation of the carbon. Steel wool cathodes from the electrowinning cells are smelted to produce gold dore.

“     Tailings are treated with ferrous sulfate to reduce cyanide concentrations to less than 50 ppm, then pumped to a containment area located on the valley floor about a half mile from the mill. Tailings are contained in a clay-lined impoundment dammed with local borrow and incorporating a gravel underdrain above the clay lining to minimize moisture containment in the settled tailings. Tailings are deposited sub-aerially with a high proportion of beach and minimum proportion of water pond. Water in the pond is decanted to a plastic lined reservoir from which reclaim water is pumped back to the mill.

“     At present, 23 million cubic feet of capacity remain in the tailings impoundment. This equates to 860,000 tons at a density of 75 pcf. The impoundment and beach were surveyed in July, 1996 by Apex Surveying, Inc.”

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The Gold Bar mill still exists, largely intact, on “care and maintenance status”. Quito has not made any representations to the owners concerning possible processing of material from Quito’s Gold Pick Project. Any such discussions would be premature at present.

At the time of MDA’s visit to the Gold Pick site in November of 2005, the tailings impoundment was being re-contoured under the supervision of the Bureau of Land Management. Quito had been informed by the BLM that the latter is making use of the bond money originally put in place by Atlas to do as much reclamation as the bond will pay for. If any new tailings were to be produced from the Gold Bar mill in the future, new arrangements would be required for tailings disposal.

Use of the Gold Bar mill is one option for processing of material from the Gold Pick and Gold Ridge deposits, should the existence of reserves be demonstrated there. At present it should not be assumed that use of the existing mill would necessarily be the best option, though investigating the feasibility of using it would be an obvious priority.

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17.0     MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

17.1     Introduction

No new estimate of resources or reserves at Gold Pick and Gold Ridge has been done for this report. The current Gold Pick and Gold Ridge resources estimate is based on the Tschabrun 1994 estimate which was audited by MRA and reviewed by MDA for this report. Items that were necessary to bring the calculation into compliance with NI-43-101 were completed by MDA. Since Tschabrun grouped the Measured and Indicated material into one class, all of the resource is classed as Indicated. No reserves are currently estimated for the Gold Pick or Gold Ridge deposits.

17.2     Gold Ridge Model

The Gold Ridge deposit has been drilled on a nominal 50 ft drill hole spacing. Tschabrun’s first step was to develop a geologic model of the mineralization. Mineralized zones of continuous areas above 0.010 oz Au/t were drawn on 50 ft interval cross-sections and transferred to 10 ft bench plan maps. The mineralized shapes were oriented in the northeast trend of the mineralization. The mineralized zones were digitized in plan and assigned a code to identify the mineralization as oxide or carbonaceous. In addition to modeling fire assay grades, AA grade, AA:fire ratio, and mini-CIL test results were also modeled. About 33% of the material above 0.01 oz Au/t has a fire assay and about 10% has a mini-CIL test result. Table 17.1 illustrates the metallurgical character of the available data

Table 17.1 Gold Ridge Metallurgical Character

Material	Number	AA/FA Ratio	Number	Mini-CIL
Oxide Mildly Carbonaceous Moderately Carbonaceous Highly Carbonaceous Unclassed	363 26 4 3 63	86.0 72.7 28.5 12.7 87.6	54 18 8 3 17	88.7 71.7 31.1 16.5 83.7

Tschabrun used an inversed distance raised to the fourth power to estimate grades into 25’ x 25’ x 10’ blocks. Drill hole data was composited into 10 ft composites with a composite length of 5 ft. To estimate grades a six sector search was used with a maximum of 3 composites per sector. A minimum of 5 composites were required to estimate block grades. The model dimensions and search orientation based on variogram studies is shown in Table 17.2.

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Table 17.2 Gold Ridge Model Dimensions and Search Parameters

Direction	Minimum	Maximum	Block Extent	Block Size
North East Bench	1,838,000 284,000 8,000	1,842,000 287,000 9,000	160 120 100	25 25 10
Search	Distance	Direction	Orientaion
Primary Search Secondary Search Tertiary Search	75 75 25	From North From Horizontal Twist	N45E -50 0

17.3     Gold Pick Model

The Gold Pick deposit has been drilled on a nominal 50 ft drill hole spacing. The Gold Pick model was constructed in much the same manor as the Gold Ridge model. Mineralized zones of continuous areas above 0.010 oz Au/t were drawn on 50 ft interval cross-sections and transferred to 10 ft bench plan maps. The mineralized zones were oriented in the northeast trend of the mineralization. The mineralized zones were digitized in plan and assigned a code to identify the mineralization as oxide or carbonaceous. In addition to modeling fire assay grades, AA grade, AA:fire ratio, and mini-CIL test results were also modeled. About 33% of the material above 0.01 oz Au/t has a fire assay and about 10% has a mini-CIL test result. Table 17.3 illustrates the metallurgical character of the available data

Table 17.3 Gold Pick Metallurgical Character

Material	Number	AA/FA Ratio	Number	Mini-CIL
Oxide Mildly Carbonaceous Moderately Carbonaceous Highly Carbonaceous Unclassed	4035 525 216 62 179	85.8 59.0 35.7 24.0 83.5	698 363 380 114 31	84.5 43.9 25.3 18.2 76.5

Tschabrun used an inversed distance raised to the fourth power to estimate grades into 25’ x 25’ x 10’ blocks. Drill hole data was composited into 10 ft composites with a composite length of 5 ft. To estimate grades a six sector search was used with a maximum of 3 composites per sector. A minimum of 5 composites were required to estimate block grades. The model dimensions and search orientation based on variogram studies are shown in Table 17.4.

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Table 17.4 Gold Pick Model Dimensions and Search Parameters

Direction	Minimum	Maximum	Block Extent	Block Size
North East Bench	1,837,000 287,000 7,000	1,840,000 291,500 8,800	120 180 180	25 25 10
Search	Distance	Direction	Orientaion
Primary Search Secondary Search Tertiary Search	100 75 25	From North From Horizontal Twist	N45E -60 0

17.4     Gold Pick Reconciliation

To determine modeling techniques, Tschabrun compared production with the large (75 ft x 50 ft by 9 ft ) oriented polygons and 100 ft polygons with grades estimated by inverse distance raised to the fourth power. In Gold Pick East the contained gold was 4% lower than actual production, while the 100 ft polygons were 4% high. MRA noted that inverse distance techniques underestimated by 26%. In Gold Pick West, all techniques underestimate actual production with the closest results produced by oriented polygons at -16% and regular polygons at 4%. Based on this comparison, Tschabrun used the oriented polygon.

17.5     Deposit Resources

Tschabrun stated that the mineral inventories for the Gold Pick and Gold Ridge North could be considered as “proven and probable resources” based on interpreted geology, drill hole spacing and mineral continuity as observed during mining operations and supported by geostatistical analysis. The resource classes of CIM (2000) do not recognize “proven” or “probable” resources, reserving those descriptions for reserves. Tschabrun’s terms are believed to be equivalent to Measured and Indicated resources in the CIM classification of 2000. However, in his tabulation of resources Tschabrun lumped his two classes together, without tabulating “proven” (Measured) or “probable” (Indicated) resources separately. Thus Tschabrun’s resources, while done in a professional manner, are not, as they were originally stated, compliant with NI 43-101. The methods used, the database on which the estimates were based, and the fact that the estimator was able to take advantage of Atlas’ experience in actually mining parts of the deposits, lead MDA to conclude that had Tschabrun’s estimate been done under the present Canadian regulatory regime it would have been reasonable to class his resource as Indicated. The Indicated resources calculated by Tschabrun are summarized in Table 17.5 using a 0.01 oz Au/t cutoff grade. It should be noted that Atlas completed 12 additional drill holes and Quito completed 10 drill holes since the 1994 Tschabrun calculation. MDA reviewed this drilling and it is not expected to have a significant impact on deposit resources.

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Table 17.5 Gold Pick and Gold Ridge Indicated Resources

	Gold Pick			Gold Ridge			Totals
Material	Tons 000's	oz Au/t	Ounces 000's	Tons 000's	oz Au/t	Ounces 000's	Tons 000's	oz Au/t	Ounces 000's
Oxide Carbonaceous	4,738.0 1,954.0	0.039 0.049	184.8 95.7	1,108.0 74.0	0.034 0.037	37.7 2.7	5,846.0 2,028.0	0.038 0.049	222.5 98.4
Totals	6,692.0	0.042	280.5	1,182.0	0.034	40.4	7,874.0	0.041	320.9

17.6     MRA Audit

MRA compared the Tschabrun estimate to one they completed by Outlier Restricted Kriging (ORK). MRA noted that the cumulative distribution curve shows a population break at about 0.06 oz Au/t. ORK makes use of an indicator to separate a higher grade population from the lower grade values in order to model separate populations. The block value can be interpreted as either the proportion of the block belonging to the population. This probability value is then used during the weights of the higher grade composites while a low value will have the opposite effect. An expanded search distance (150 ft) was used to fill the interpreted mineralized zone. Since the search distance was expanded, MRA considered a portion of the resulting mineralized blocks as “possible reserves”, probably meaning inferred resource. MRA reported the resulting “mineral inventory” at a cutoff grade of 0.01 oz Au/t for oxide material and 0.02 oz Au/t for carbonaceous material. Table 17.6 shows the ORK “mineral inventory” reported by MRA. The MRA ORK estimate shows an increase of 6% in tons, but a decrease of 16% in grade, resulting in 10.7% lower contained ounces.

Table 17.6 Gold Pick and Gold Ridge MRA ORK “Mineral Inventory”

	Gold Pick			Gold Ridge			Totals
Material	Tons 000's	oz Au/t	Ounces 000's	Tons 000's	oz Au/t	Ounces 000's	Tons 000's	oz Au/t	Ounces 000's
Oxide Carbonaceous	5,943.0 1,586.0	0.030 0.048	178.3 76.1	813.0 38.0	0.037 0.062	30.1 2.4	6,756.0 1,624.0	0.031 0.048	208.4 78.5
Totals	7,529.0	0.034	254.4	851.0	0.038	32.4	8,380.0	0.034	286.9

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18.0     OTHER RELEVANT DATA AND INFORMATION

MDA is not aware of any relevant data or information concerning the Gold Pick Project or its component Gold Pick and Gold Ridge deposits, that is not disclosed herein.

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19.0     INTERPRETATION AND CONCLUSIONS

Quito Gold’s Gold Pick property in the Roberts Mountains incorporates all of the known extents of the Gold Pick and Goldstone deposits and the Gold Ridge North extension of the Gold Ridge deposit. The principle deposits of interest at present are the Gold Pick and Gold Ridge North, both of which are known to have remaining mineralization with economic potential.. The Goldstone deposit does not have remaining, known mineralization with economic potential, although exploration potential probably exists there, along the northeast feeder structure.

Gold Pick and Gold Ridge North are examples of Carlin-style gold deposits, found within limestone of the Bartine Member of the McColley Canyon Formation. The distribution of the mineralization is in part influenced by chemical and physical properties of the host limestone, and in part by the presence of faults that would have provided pathways for mineralizing fluids. Gold is concentrated in podiform bodies that have experienced decalcification, providing open space for the deposition of sulfide mineralization. The highest grade mineralization is found as soft, dark, very fine grained sulfide-rich material occupying open spaces in decalcified limestone. In places the sulfides have been oxidized to a punky yellow-green material. The metals associated with the gold mineralization are typical of Carlin-style deposits.

MDA reviewed a series of resource and reserve estimates done by various consultants working for Atlas in the period 1994 through 1995. Those estimates were done using modern computer-based techniques, influenced by Atlas’ experience gained in the mining of parts of the Gold Pick, Gold Ridge and other deposits in the vicinity. Several different consulting firms were engaged to review and evaluate the estimates, with the result that the resource and reserve estimates received more than the usual peer review. The techniques used in the resource and reserve estimates are well documented. Given that they incorporated knowledge gained in mining the very deposits being estimated, the techniques are appropriate for the deposits. MDA did not audit the calculations underlying the resource estimates.

The documentation available to MDA included little information as to Quality Control and Quality Assurance (QA/QC) procedures and no information as to such data verification as may have been done. In the mid-1990’s, it was not as common for documentation of these topics to be as thorough as it is expected to be now, and Atlas’ estimates were not subject to a regulatory regime that would have required such documentation.

MDA audited the available QA/QC data and the digital database used for resource estimation. The database audited was one that MDA obtained in 1995; the same one on which the resource and reserve estimates were based.

MDA makes the following conclusions and observations relating to the database:

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  A comparison of approximately 13% of the gold assay data in the digital database, with copies of the original paper laboratory certificates, found the database to be unusually clean and free of data entry and transcription errors.

  The database, as MDA received it, did not contain any QA/QC data. MDA entered data for check analyses, copied from laboratory certificates and/or print-outs from earlier digital files that did contain check data. The check data lack the degree of documentation that would be normal now. For example, in most cases, the nature of the material being checked (field duplicate, coarse reject, pulp or something else) is not stated in the available documents. Information as to analytical procedures is sketchy. Check analyses are available for about 2% of the samples in the database, whereas the present norm would be to have 5% or more. The check analyses originated with at least four different laboratories and multiple analytical protocols were used, so that in fact the 2% total is not a single coherent dataset, but consists of several subsets of data.

  MDA compared five reasonably coherent subsets of the check data with the corresponding gold analyses in the database. While the limitations of the check data must be acknowledged, the comparisons that are possible suggest that the analyses in the database are sufficiently reliable for resource estimation. With the exception of one of the check laboratories, the check data were similar to the database data, or biased slightly higher. In other words, to the extent that the check data suggest any bias in the database, it would be very slightly to the low side, rendering the database data slightly conservative. MDA believes that this has not had a significant effect on resource estimation.

  The available data include no analyses of standards or blanks. MDA does not know whether standards or blanks were employed by Atlas. While it is likely that most of the laboratories concerned had their own internal protocols employing standards and blanks, that information is not included in the available data.

  Original drill hole collar survey data are not available to MDA. It is thus not possible to check for data entry errors in the drill hole collar locations in the database.

  For most holes, there are no down-hole directional surveys in the database.

The digital database for the Gold Pick and Gold Ridge North deposits is in general clean and more free of data entry and transcription errors than is usually the case. There is a deficiency of QA/QC data, in the context of present practice.

The lack of QA/QC data reduces the confidence that can be placed in resource estimates that used the database. However, any reduction in confidence in resource estimates due to that lack is counterbalanced to a considerable degree by the fact that the historic resource estimates incorporated the experience and knowledge of the deposits, gained from having mined, in the immediate past, parts of the deposits being estimated.

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To prepare a new resource estimate at the present time would not significantly advance the Gold Pick Project. The estimate by Tschabrun from August of 1994 is of good quality. There were 12 holes completed by Atlas since the resources were estimated and Quito has drilled 10 holes that are documented in this report. This additional drilling does not appear to have a significant impact on the 1994 resource calculation.

There is considerable scope for further exploration. Potential remains to find new mineralization in extensions or satellites of the known deposits. MDA did not review the extensive information from the surface exploration that was done before, during and after the deposits were mined. That surface information, combined with the large quantity of available drill hole data, may well provide leads to additional exploration targets.

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20.0     RECOMMENDATIONS

MDA recommends continued work on two fronts to move the Gold Pick Project forward. Those are;

1.	Continue the exploration that Quito has already begun, seeking extensions of the known mineralization and as-yet-unknown “satellite” deposits. Components of this should include:

a.

Obtain the old surface exploration data, which is primarily geochemical and geological. Determine which components of it are useful in the present, post-mining context, and convert the useful components into a modern digital format to be used in the GIS and geological modeling software that is now in common use in exploration. The data should be compiled in such a way that it can be used in conjunction with the extensive drill hole database. The cost of this effort is difficult to estimate without knowing what data is available, but a reasonable figure would be in the order of $25,000.

b.

Continue to select and explore drill targets, using the data compiled in (a) above. MDA has not studied the exploration data to a level of detail sufficient to propose specific drill targets, a task that is in any case the prerogative of Quito’s qualified exploration staff. MDA also notes that Quito has available the advice of at least one consultant who worked on the project at the time of Atlas’ operations and who is very familiar with the available exploration data.

The quantity of exploration drilling that is required to test the targets coming out of the work described is impossible to estimate, but MDA believes that a budget of $500,000 to be spent over two years is reasonable for the exploration of the Gold Pick property.

2.

Prior to any new resource estimate, improve the drill hole database and increase the confidence that can be placed in it. This may lead to some significant part of the resource qualifying as Measured in future resource estimates. Improvements can be made by:

	a.	Incorporating more data that probably exists or can be recovered. For example;

i.

It would probably be possible to obtain better information as to analytical techniques that were employed during Atlas’ work, particularly with respect to the check samples. In the case of those laboratories that still exist, they can probably provide information about the procedure codes on their certificates from the early 1990’s.

ii.

Again with respect to the check samples, information may well exist as to the nature of the material that was re-sampled; i.e., were they field duplicates, second splits of laboratory reject material, second splits of laboratory pulps, or something else.

		iii.	It should be determined whether Atlas inserted any standards or blanks into the sample sequences. If they did, such information as is available should be

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recovered and used to do an assessment of the accuracy of the analyses in the database.

iv.	It would be useful to obtain the old drill hole survey data and use it to check approximately 10% of the collar locations in the database.

This work (Item 1.a.) should be relatively inexpensive to undertake, costing in the order of $20,000.

b.

Selecting approximately 10 influential drill holes containing good gold grades and drilling new holes as close as possible to the old collars, with the same orientations, for the purpose of checking the original drill results. Such holes are commonly referred to as twin holes, but it is important to realize that it is rare for even very close drill holes to yield results that are near-duplicates of each other. In the cases of the Gold Pick and Gold Ridge North deposits, which contain podiform mineralization, two holes that intersect the same pod(s) should have enough similarities for comparisons to be useful. Closely spaced holes that fail to intersect the same pods would at least provide information about the continuity of the mineralization. Assuming approximately 7,000 feet of drilling at an all-inclusive cost of $25 per foot, this confirmation drilling would cost in the order of $175,000.

This verification drilling is listed last, as it is prudent to first determine, through exploration, whether there is potential to develop a resource that meets Quito Gold’s corporate objectives. If exploration is successful in identifying such potential, then the expense of doing the verification drilling in advance of a new resource estimate is merited.

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21.0     REFERENCES

Addison, Richard, Cook, Henry C. Jr., Cullen, Geoffrey R., Gochnour, Lee and Rozelle, John W.
        1992: Fair Market Valuation, Gold Bar Property. Consultant's report by Pincock, Allen and Holt Inc. for Atlas Corporation.

Atlas Corporation
        1994: Gold Bar Claim Block, Eureka County, Nevada, Exploration Program. In-house report for Atlas Corporation, December 1994.

Atlas Corporation
        1994?: Mine to Mill Reconciliation, Historical Production. Document from Atlas Corp. files, undated but 1994 or later.

Atlas Corporation
        1994?: Pit Reconciliations. Worksheet showing reconciliation of predicted ore vs material actually mined. Probably done in 1994 or later.

Atlas Corporation
        1999: Gold Bar Review. Report prepared by Atlas Corporation staff, March 1999.

Behre Dolbear & Company Inc.
        1995: Review of Reserve Calculations, Gold Ridge and Gold Pick Properties, Eureka County, Nevada. Consultants report by Behre Dolbear for Atlas Minerals Corporation, November 1995

Canadian Institute of Mining, Metallurgy and Petroleum
        2000: CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines.

Crawford, Gerald D.
        1995a: Alternate Access Design for Gold Bar Mine - Pick East Deposit. Consultant's report by Pincock Allen & Holt for Atlas Corporation, dated April 27, 1995.

Crawford, Gerald D.
        1995b: Alternate Access Design for Gold Bar Mine - Pick East Deposit Version 3. Consultant's report by Pincock Allen & Holt for Atlas Corporation, dated April 27, 1995.

French, Gregory McN., Fenne, Frank K., Maus, Daniel A., Rennebaum, Thomas D. and Jennings, Terry A.
        1995?: Geology and mineralization of the Gold Bar District, Southern Roberts Mountains, Eureka County, Nevada. Paper prepared by staff of Atlas Precious Metals.

Green, R.L. and Nicholas, D.E.
        1995: Design Recommendations for the Gold Pick East Pit. Consultants report by Call and Nicholas Inc. for Atlas Gold Mining Inc., dated May 1995.

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Grauch, V.J.S.
        1998: Crustal Structure and its Relation to Gold Belts in North-Central Nevada: Overview and Progress Report, USGS Open-File Report 98-338, Chp. 05

JBR Consultants Group
        1991: Revised Plan of Operations for the Gold Bar Expansion, Gold Pick, Goldstone, and Gold Ridge Pits. Consultant's report by JBR Consultants Group for Atlas Minerals Division, dated May 10, 1991.

Lightwood, George T. and Nicholas, David E.
        1994: Review of Proposed Pit Slope Design for Gold Pick and Gold Ridge Open Pits. Letter report by consultants Call and Nicholas Inc. to Atlas Corporation, September 13 1994.

Mine Reserves Associates Inc.
        1993: Mineable Reserve Audit of the Gold Bar Mine Satellites. Consultant's report for Atlas Corporation, September 17 1993.

Mine Reserves Associates Inc.
        1994: 1994 Mineable Reserve Audit of the Gold Bar Mine Satellite Deposits (Interim Report). Consultants report by Mine Reserves Associates Inc. for Atlas Corporation. Dated October 31 1994. Also, a second, almost-identical report dated December 09, 1994, also exists. The December report contains somewhat revised reserves by MRA and reserves estimated by Atlas.

Mineral Resources Development Inc.
        1995: Gold Bar District, Review of Atlas' Exploration Programs: Creation of a Geological-Concept Model, and Recommended Exploration Strategy. Consultant's report by Mineral Resources Development Inc. for Atlas Gold Corporation Inc., February 1995.

Prenn, Neil B.
        1995: Atlas Gold Bar Mine, Satellite Pit Design Work. Consultant's report by Mine Development Associates for Atlas Corporation, dated November 8, 1995.

Robb, R.M.
        1995: Gold Bar Mine, Feasibility Study, Small Pit Option. In-house report for Atlas Gold Mining Inc. dated March 1995

Tschabrun, Donald B.
        1994 : Ore Reserve and Mine Plan Update, Gold Bar Satellites Project. Consultants report for Atlas Corporation. August 31 1994.

Tschabrun, Donald B.
        1995a: Gold Pick Ultimate Pit Evaluation. Worksheet prepared by Tschabrun for Atlas Gold Mining Inc.

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Tschabrun, Donald B.
        1995b: Ridge North Ultimate Pit Evaluation. Worksheet prepared by Tschabrun for Atlas Gold Mining Inc.

Tschabrun, Donald B.
        1995c: Grade Model Update for Gold Pick and Gold Ridge, November 1995. Consultant's report, in letter form, to Atlas Corporation.

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22.0     AUTHORS’ CERTIFICATE AND SIGNATURE PAGE

Re: the report entitled “Technical Report, Gold Pick and Gold Ridge North Deposits, Eureka
County, Nevada” and dated ??
(hereinafter referred to as “The Technical Report”)

I, Peter Arthur Ronning, P.Eng. of RR 6, 1450 Davidson Road, Gibsons, B.C., Canada, V0N 1V6, hereby certify that:

1.	I am a consulting geological engineer, doing business under the registered name New Caledonian Geological Consulting, at the address set out above.

2.

I am a graduate of the University of British Columbia in geological engineering, with the degree of B.A.Sc. granted in 1973. I also hold the degree of M.Sc. (applied) in geology, granted by Queen’s University in Kingston, Ontario, in 1983.

3.	I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia, Registration Number 16,883.

4.	I have worked as a geologist and latterly as a Professional Engineer in the field of mineral exploration since 1973, in many parts of the world.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by reason of my education, affiliation with a professional association as defined in NI 43-101 and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101 with respect to the contents of those parts of The Technical Report that I wrote, or participated in writing.

6.

I am one of the authors of the report entitled “Technical Report, Gold Pick and Gold Ridge North Deposits, Eureka County, Nevada” and dated April 3, 2006. I wrote or participated in writing all sections of the Technical Report. I visited the Gold Pick Project on the 30th of November, 2005.

7.

Prior to undertaking to prepare The Technical Report, I have not had any involvement with the Gold Pick Project nor with White Knight Resources Inc. and its subsidiaries White Knight Gold (US) Inc. and Quito Gold Corporation.

8.

I am not aware of any material fact or material change with respect to the subject matter of The Technical Report that is not reflected in said report, the failure to disclose which makes The Technical Report misleading.

9.

I am independent of the issuer, applying the tests set out in Section 1.5 of NI 43-101. Except as herein noted, I neither own, control, nor expect to receive a beneficial interest in the Gold Pick Project, nor in any corporation or entity whose value one could reasonably expect to be affected by the conclusions expressed in the report. I may inadvertently be the beneficial owner of an interest in any publicly traded company through participation in mutual funds over whose portfolios I have no control.

10.	I have read National Instrument 43-101 and Form 43-101F1, and The Technical Report has been prepared in compliance with those documents.

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11.

I authorize Quito Gold Corporation to use The Technical Report for any lawful purpose. In particular, the report may be filed and my name may be used in the fulfillment of relevant reporting, disclosure and publishing requirements of any stock exchange or regulatory authority that recognizes my professional qualifications. Should it be necessary to use abridgments of or excerpts from The Technical Report such abridgments or excerpts must be made so as to retain their original meaning and context. All reasonable efforts must be made to allow the authors to approve such abridgments or excerpts. I waive my right of approval in cases where it is impossible to comply as a result of my own unavailability within a reasonable period of time.

12.

The Technical Report contains information relating to mineral titles, permitting, regulatory matters and legal agreements. While I am generally knowledgeable concerning these issues in the context of the mineral industry I am not a legal or regulatory professional. The information in the report concerning these matters is provided as required by Form 43-101F1 but is not a professional opinion.

13.

A copy of this report is submitted as a computer readable file in Adobe Acrobat© PDF© format. The requirements of electronic filing necessitate submitting the report as an unlocked, editable file. I accept no responsibility for any changes made to the computer file after it leaves my control.

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I, Neil B. Prenn, P. Eng., do hereby certify that:

1.	I am currently employed as Principal Engineer by: Mine Development Associates
210 South Rock Blvd. Reno, Nevada 89502

2.	I graduated with an Engineer of Mines degree from the Colorado School of Mines in 1967.

3.

I am a Registered Professional Mining Engineer in the state of Nevada (#7844) and a member of the Society of Mining Engineers and councilor-at-large for the Mining and Metallurgical Society of America.

4.	I have worked as an engineer for a total of 35 years.

5.

I have read the definition of “Qualified Person” set out in National Instrument 43-101 (“NI 43- 101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101.

6.

I am responsible for the preparation the technical report titled “Technical Report, Gold Pick and Gold Ridge North Deposits, Eureka County, Nevada” and dated April 3, 2006. I wrote or participated in writing all sections of the Technical Report. I visited the Gold Pick property in 1995. I have not had prior involvement with the property that is the subject of this Technical Report.

7.

Prior to undertaking to prepare The Technical Report, I have not had any involvement with the Gold Pick Project nor with White Knight Resources Inc. and its subsidiaries White Knight Gold (US) Inc. and Quito Gold Corporation.

8.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.	I am independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101.

10.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

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APPENDIX A

CODES USED IN GOLD PICK AND GOLD RIDGE DATABASES

Codes Described in Tschabrun, 1994

Tschabrun (1994; see Section 6.3.1 of this report) described the following codes used in the Gold Pick and Gold Ridge databases:

•	Rock Modelling: (Database codes)
	o	The first digit represents oxide (1) or carbon (2)
	o	The second digit represents the expected range of mill recovery, from (1) being higher and (4) lower.

•	OXIDE Rock Codes: 11, 12, 21
•	CARBON Rock Codes: 13, 14, 22, 23, 24
•	WASTE Rock Code: 98

Gold Pick East and West Deposits, Rock Model Parameters, May 1994
Sample statistics for recovery data:

Mini-CIL

Rock Type	No. of Samples	Average Recovery

1	698	84.5
2	363	43.9
3	380	25.3
4	114	18.2
98	31	76.5

AA/FA Ratio

Rock Type	No. of Samples	Average Recovery

1	4035	85.8
2	525	59.0
3	216	35.3
4	62	24.0
98	179	83.5

Wt. Avg. Recovery by Rock Type (Oxidation Code):

Rock Type	Recovery Range	Average Recovery

1	> 75	85.6
2	45 – 75	52.8
3	25 – 45	28.9
4	<25	20.2
98	Background	82.5

Oxidation Codes:

1 = Oxide
2 = Mild Carbon
3 = Moderate Carbon
4 = High Carbon
98 = Not Classified

APPENDIX B

RESULTS FROM MDA SAMPLES

This list of sample results is copied from a spreadsheet file that MDA received by email from ALS Chemex. The list is re-formatted but not otherwise edited by MDA.

RE05108188 - Finalized
CLIENT : "JTX - Mine Development Associates"
# of SAMPLES : 4
DATE RECEIVED : 2005-12-12 DATE FINALIZED : 2005-12-26
PROJECT : "729"
CERTIFICATE COMMENTS : "Interference: Ca>10% on ICP-MS As ICP-AES results shown.
REE's may not be totally soluble in MS61 method."

Procedure Code →	Au- AA26	ME- MS61	ME- MS61	ME- MS61	ME- MS61	ME- MS61	ME- MS61	ME- MS61	ME- MS61
SAMPLE ¯	Au	Ag	Al	As	Ba	Be	Bi	Ca	Cd
	ppm	ppm	%	ppm	ppm	ppm	ppm	%	ppm
PR001	0.79	0.05	1.43	150	60	0.44	0.03	27.5	0.07
PR002	3.22	0.21	1.78	1185	80	0.36	0.04	23.7	0.11
PR003	3.46	0.35	1.86	297	40	0.43	0.04	17.95	0.14
PR004	0.88	0.16	1.22	307	30	0.35	0.02	23.8	0.85

Procedure Code →	ME- MS61	ME- MS61	ME- MS61	ME- MS61	ME- MS61	ME- MS61	ME- MS61	ME- MS61	ME- MS61
Sample ¯	Ce	Co	Cr	Cs	Cu	Fe	Ga	Ge	Hf
	ppm	ppm	ppm	ppm	ppm	%	ppm	ppm	ppm
PR001	23.3	2.1	48	3.99	3.2	0.75	3.4	0.05	0.8
PR002	25.3	2.5	64	4.02	3.6	0.93	4.25	<0.05	1.2
PR003	36.1	2.2	69	4.17	3.2	1.06	4.4	0.06	1.4
PR004	23.3	1.3	39	2.99	2.2	0.64	2.79	<0.05	0.9

Procedure Code →	Hg- CV41	ME- MS61	ME- MS61	ME- MS61	ME- MS61	ME- MS61	ME- MS61	ME- MS61	ME- MS61
Sample ¯	Hg	In	K	La	Li	Mg	Mn	Mo	Na
	ppm	ppm	%	ppm	ppm	%	ppm	ppm	%
PR001	3.88	0.009	0.69	21.7	7.7	1.88	95	1.21	0.02
PR002	14.25	0.012	0.86	24.7	10.8	1.33	90	1.98	0.01
PR003	10.3	0.01	0.86	34.3	17.8	1.28	89	1.27	0.01
PR004	8.78	0.012	0.56	21.8	10.2	0.61	92	1.49	0.01

Procedure Code →	ME- MS61	ME- MS61	ME- MS61	ME- MS61	ME- MS61	ME- MS61	ME- MS61	ME- MS61	ME- MS61
Sample ¯	Nb	Ni	P	Pb	Rb	Re	S	Sb	Se
	ppm	ppm	ppm	ppm	ppm	ppm	%	ppm	ppm
PR001	4.2	9.6	110	5.1	32	0.005	0.61	12.95	1
PR002	5.5	14.7	120	7.6	38.7	0.005	0.95	39	1
PR003	5.8	11.4	140	8.3	38.7	0.005	0.83	89.1	1
PR004	3.6	5.7	120	5.3	25	<0.002	0.1	56.4	1

Procedure Code →	ME- MS61	ME- MS61	ME- MS61	ME- MS61	ME- MS61	ME- MS61	ME- MS61	ME- MS61	ME- MS61
Sample ¯	Sn	Sr	Ta	Te	Th	Ti	Tl	U	V
	ppm	ppm	ppm	ppm	ppm	%	ppm	ppm	ppm
PR001	0.4	567	0.24	<0.05	2.8	0.076	7.84	1.3	15
PR002	0.5	261	0.32	<0.05	3.8	0.099	23.5	2.2	22
PR003	0.4	142.5	0.35	<0.05	4.2	0.106	28.7	2.2	23
PR004	0.3	205	0.22	<0.05	2.7	0.067	4.11	1.6	19

Procedure Code →	ME- MS61	ME- MS61	ME- MS61	ME- MS61
Sample ¯	W	Y	Zn	Zr
	ppm	ppm	ppm	ppm
PR001	2.4	16.1	18	32.2
PR002	3.4	20.5	18	45.4
PR003	3.7	20.8	29	50.9
PR004	2.8	22.1	122	33.8

APPENDIX C

THE MODIFIED STATE PLANE MINE GRID

The report authors are not land surveyors and this explanation of the relationship between the mine grid and the State Plane coordinate system is a lay person’s understanding. MDA obtained the factor used to adjust State Plane to mine grid coordinates from Mr. G.M. French, a consultant to Quito Gold and a former employee of Atlas.

The drill hole and other spatially-located technical data that Quito Gold purchased from Atlas is referenced to a local or mine grid. That mine grid is based on the Nevada State Plane coordinate system, East Zone. The mine grid is, however, adjusted to take into account the elevation above sea level of the Gold Bar area. The Gold Bar mill is at 6,800 feet above sea level, and the satellite deposit area is as much as 2,000 feet above that.

The Nevada State Plane system is based on a hypothetical spheroid at sea level. A hypothetical spheroid at 6,800 feet would have a larger circumference than the sea level one. Horizontal surface distances based on the sea level spheroid would be slightly less than the actual distances at the project elevation.

State Plane coordinates are adjusted to mine grid coordinates as follows:

(state plane) ÷ 0.999645365 = (mine grid)

Or conversely:

(mine grid) x 0.999645365 = (state plane)

APPENDIX D

LABORATORY PROCEDURES

BSI Inspectorate America Sample Preparation and Analytical Protocol Flowchart
This flowchart is copied from one provided by BSI Inspectorate.

SAMPLE INVENTORY
Submittal Form Matched to Samples Received and Dried
LIMS login & inventory matched against samples
JAW CRUSHER
Primary Crushing Entire to ¼ inch ~ 5 mm
Coarse blank inserted at 1st position in WO prior to crushing and run thru fire assay for Au, QA/QC determined at – 10 mesh and checked for compliance. Forced air and wire brush clean between all samples.
ROLL MILL CRUSHER
Secondary Crushing Entire Sample > 80% minus 10 mesh ~ 2 mm
HOMOGENIZATION SPLITTING
Split – Jones Riffle to 250 – 300 grams
Submittal, inventory & sample preparation checked for QA/QC compliance prior to remote prep dispatch & arrival at Reno Lab
PULVERIZATION
Reduce split > 90% - 150 mesh Ring & Puck Pulverizer
Tested barren sand is used for cleaning between each sample
QA/QC determined at 150 mesh and checked for compliance, recorded & charted
WEIGHING
Sample Pulps - Weighing
Base, Trace, and Toxic Metals Pathfinders
TO FIRE ASSAY
Fire Assay Gravimetric or Atomic Absorption Finish
TO GEOCHEMICAL LAB
Geochemical Trace Level Overlimit and Concentrate Assaying
ADMINISTRATION-REPORTING
Initial QA/QC data accessed by quality manager – samples for validation identified & submitted for cross reference – report generation

BSI – Inspectorate America Corporation holds an ISO 9000 Certificate of Compliance stating that it complies with the requirements of ISO 9002:1994. Information on ISO standards can be found on the internet at www.iso.org.

American Assay Laboratories Protocol

This description of American Assay Labs’ protocol is copied, with some condensing and abridgement, from information provided to Quito Gold by American Assay Labs.

Reception	Sample list compiled and compared with submittal. Randomly positioned standards (2 per batch), blanks (1 per batch) and controls (4 per batch) are added to sample list.

Batch	Batch size is 50 samples.

Sample Preparation	Samples dried in high air-volume drying ovens.

Plastic bagged samples are transferred to stainless steel pans.

Dried samples are jaw crushed to 905 passing minus 10 mesh.

Samples are split with a Jones riffle.

1 to 4 pounds of material is pulverized in a vertical spindle pulverizer (120 – 150 mesh).

1 pound of pulp is placed in a 3 inch by 5 inch labeled pulp packet.

Fire Assay	In the case of Quito Gold’s samples, a 30 gram subsample is taken from the pulp.

A conventional fire assay preparation is used. The gold concentration is measured using atomic absorption spectrometry.

Quality Control	The first pass quality control consists of the standard and blank samples included in the sample batches.

For standard samples, 90% to 100% of the nominal value must be attained for the analysis to pass.

For blanks the result must be less than twice the detection limit for the analysis to pass. QA/QC charting is continuously updated.

The second pass quality control is the control samples. These are four pulp duplicates in each batch of 50. Reproducibility of these is project specific.

In the initial stages of a project, if duplicates vary by more than 20% a group of samples around and including the duplicate is re-analyzed to check for analytical problems, a swap, or a sample reduction and subsampling problem. If problems are found the entire batch is re-run.

Third pass quality control consists of re-running any samples that yield unusual or unexpected results.

Certification	American Assay Labs states that “We have the paperwork trail for ISO17025 certification”. Information about ISO standards can be found on the internet at www.iso.org.

APPENDIX E

DEFINITIONS OF RESOURCES AND RESERVES FROM CIM (2000)

Mineral Resource

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors. The phrase ‘reasonable prospects for economic extraction’ implies a judgment by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. A Mineral Resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions, might become economically extractable. These assumptions must be presented explicitly in both public and technical reports.

Inferred Mineral Resource

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Due to the uncertainty which may attach to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies.

Indicated Mineral Resource

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource estimate is of sufficient quality to support a Preliminary Feasibility Study which can serve as the basis for major development decisions.

Measured Mineral Resource

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.

Mineral Reserve

Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral Reserves are those parts of Mineral Resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the Qualified Person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factors. Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility. The term ‘Mineral Reserve’ need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals.

Probable Mineral Reserve

A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Mineral Reserve

A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Application of the Proven Mineral reserve category implies that the Qualified Person has the highest degree of confidence in the estimate with the consequent expectation in the minds of the readers of the report. The term should be restricted to that part of the deposit where production planning is taking place and for which any variation in the estimate would not significantly affect potential economic viability.